Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AIM Beverages LLC
2424 N Federal Hwy Suite 303
Boca Raton, FL 33431
https://www.drinkjove.com/

Up to $123,989.92 in Class B Units at $14.18
Minimum Target Amount: $123,989.92

Company:

Company: AIM Beverages LLC
Address: 2424 N Federal Hwy Suite 303, Boca Raton, FL 33431
State of Incorporation: FL
Date Incorporated: January 18, 2019

Terms:

Equity

Offering Minimum: $123,989.92 | 8,744 shares of Class B Units
Offering Maximum: $123,989.92 | 8,744 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $14.18
Minimum Investment Amount (per investor): $113.44

*Maximum number of shares offered subject to adjustment for bonus units. See Bonus info below.

Loyalty Bonus: All consumers will receive 5% bonus units.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus units

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus units

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus units

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus units

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus units

Flash Perk 1: Invest $2,500+ between Day 35 - 40 and receive 8% bonus units

Flash Perk 2: Invest $2,500+ between Day 60 - 65 and receive 6% bonus units

Amount-Based Perks

Jovē Builder: $500 investment - Receive one case of 1 Liter bottles+ 5% off online orders (via amazon) for 3 months.

Jovē Insider : $1,000 investment - Receive 2 cases (12 pack/24 1 Liter bottles) + 5% off online orders for 6 months+ 2% bonus units.

Jovē Partner: $5,000 investment - Receive a monthly shipment of 2 cases (12 pack/24 bottles total) of 1 Liter bottles for 3 months+ Free exclusive branded water bottle + 5% off online orders (via Amazon) for a year + 5% bonus units.

Jovē Luminary: $10,000 investment - Receive a shipment of 2 cases (12 pack/24 bottles total) of 1 Liter bottles for 6 months + Exclusive branded swag + 10% off on online orders (via Amazon) for one year + 10% bonus units.

Jovē Quantum: $25,000 investment - One year supply (12 crates a year) of 1 Liter bottles+ Special thanks on our website + 15% off online orders (via Amazon) for one year + 15% bonus units.

Jovē One: $50,000 investment - Lifetime supply (one case per month)+ Featured on 'Thank You' page of our website with a profile highlight+ Exclusive branded swag + Exclusive branded swag +Founder event with our team + 20% off online orders via Amazon + 20% bonus units.

*Amazon orders are sent to the investors address within the USA. Address changes will need to come in a formal email or communication to the company.

*A lifetime supply is provided for as long as the product is offered and maintained by the company. We reserve the right to discontinue or modify the product at any time, for any reason, including but not limited to economic changes, business decisions, or other unforeseen circumstances.

*Exclusive branded swag is valued at $50 to $100

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AIM Beverages LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Units at $14.18 / unit, you will receive 110 shares of Class B Units, meaning you'll own 110 shares for $1,418. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Jove Wellness is redefining hydration through science-backed, premium functional water designed for today's health-conscious consumer. Our signature water features a pH of 9.5+ and is powered by proprietary ACH Technology® (Advanced Cellular Hydration), clinically shown to support deep hydration at the cellular level. Enriched with Liquid Silica, Jovē promotes collagen production, supporting skin health, vitality, and overall wellness. Our mission is to foster a new kind of connection between consumers and their water - a 'hydrationship' - positioning Jovē as the water that gets you.

Business Model

Jovē generates revenue through a multi-channel distribution strategy that includes retail, e-commerce, and strategic partnerships. We're currently available in over 1,900 stores nationwide, including Publix, Kroger, The Fresh Market, Giant Foods, and more. Online, we've seen strong performance through Amazon, where 53% of customers are repeat buyers. As we scale, we're expanding into recyclable slim cans to reach younger, eco-conscious consumers and are executing a full-funnel marketing strategy to strengthen brand awareness and drive velocity.

Intellectual Property

Jovē holds exclusive rights to its proprietary ACH Technology®, a patented innovation developed through multimillion-dollar research investments. ACH Technology® enables water molecules to better penetrate cells, providing clinically demonstrated hydration benefits. Our formula also features patented use of Liquid Silica to enhance collagen production. These technologies are protected by granted and pending patents, creating a defensible IP moat in the growing functional water space.

Corporate Structure

AIM Beverages LLC is the parent company of Jove Wellness LLC, a 100% owned subsidiary which has been operated under the Company since May 22, 2019.

Competitors and Industry

Competitors

The bottled water category includes established players such as Essentia, SmartWater, and Eternal. However, Jovē is the only alkaline water clinically proven to provide Deep Hydration® and support skin and cellular health. Our proprietary formula, patented technology, and unique brand positioning differentiate us in a saturated market. Unlike competitors, we've invested heavily in clinical validation and have built a brand that turns hydration into a meaningful wellness commitment.

Industry

The U.S. bottled water market is valued at $54.6 billion and continues to grow as consumers shift away from sugary

beverages. The functional water segment - focused on added health and beauty benefits - is expected to reach $9.4 billion by 2032, growing at a 7.75% CAGR. Jovē is uniquely positioned to lead this segment with clinically validated benefits, a premium formula, and a strong retail footprint.

Current Stage and Roadmap

Current Stage

Jovē has transitioned from early-stage to growth-stage with strong commercial traction. After launching on Amazon during the pandemic, we rapidly secured major retail placements, reaching over 1,800 stores across multiple grocery chains. We recently added a seasoned executive team, launched a rebrand with the agency behind vitaminwater® and BODYARMOR®, and have seen award recognition, including Best Functional Water at the 2023 Zenith Global Awards and four finalist placements in 2024.

Future Roadmap

Looking ahead, Jovē is focused on deepening national retail distribution, scaling our direct-to-consumer presence, and introducing innovative new formats. In Ql 2025, we are launching a 100% recycled 12oz slim can in single and 8-pack formats, with initial orders from Giant Foods secured. We are also targeting new distribution channels including mass merchandisers, convenience, and on-premise. With refreshed branding, strategic partnerships, and a strong omni-channel approach, Jovē is primed to become a household name in functional hydration.

The Team

Managers

Name: Tammy Hobbs

Tammy Hobbs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: August, 2019 - Present
  Responsibilities: Tammy leads Jovē Wellness with over 20 years of industry experience, overseeing company strategy, operations, and growth initiatives. She receives $208,000 in annual compensation.

Other business experience in the past three years:

- Employer: CEBEV LLC (Cutting Edge Beverages)
  Title: Business Manager
  Dates of Service: December, 2016 - August, 2019
  Responsibilities: Worked closely with Jerry Whitlock, founder supporting the brand Juice Bowl in schools and institutional sales, from sales to package design.

Other business experience in the past three years:

- Employer: Whitlock Packaging Corporation/Whitlock Consulting
  Title: Business Manager for Jerry Whitlock
  Dates of Service: July, 2005 - December, 2016
  Responsibilities: Business Manager to Jerry Whitlock, Whitlock Consulting, Managing Member; Trademarks

Name: Christiaan (Chris) Cronje

Christiaan (Chris) Cronje's current primary role is with CeBev LLC. Christiaan (Chris) Cronje currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Acting CFO, Board of Advisors
  Dates of Service: January, 2019 - Present
  Responsibilities: Chris works with the founder and current CEO to establish both the product and operating business. He does not receive compensation.

Other business experience in the past three years:

- Employer: CeBev LLC
  Title: Managing Member
  Dates of Service: September, 2016 - Present
  Responsibilities: The General Manager reports directly to me for overall direction and strategy.

Name: Jerry Whitlock

Jerry Whitlock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chairman of the Board
  Dates of Service: January, 2019 - Present
  Responsibilities: Jerry works closely with the advisory board (industry leaders) and executives on a daily and quarterly basis. He does not currently receive compensation.

Name: Pete Slauer

Pete Slauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: June, 2024 - Present
  Responsibilities: Pete manages company operations including Operations, Sales, Human Resources, Production and Distribution. He receives annual compensation of $225,000.

Other business experience in the past three years:

- Employer: MFMsoft LLC
  Title: MFM Team Member
  Dates of Service: June, 2021 - Present
  Responsibilities: Pete manages general company operations, human resources and finance.

Other business experience in the past three years:

- Employer: Celly Nutrition LLC
  Title: Operations Consultant
  Dates of Service: September, 2023 - May, 2024
  Responsibilities: Build organizational structure to produce, sell and distribute a product for a start up.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or

service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred equity could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred equity could be more advantageous to those investors than to the holders of common equity or other securities. In addition, if we need to raise more equity capital from the sale of common equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Class B Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective

product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AIM Beverages LLC was formed on January 22, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AIM Beverages LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that AIM Beverages LLC is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. We hold exclusive rights to Jove®, Jove Deep Hydration®, Water Wise® , Happy Cells, Happy Body.® , to name a few. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we

will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, ifwe make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Cutting Edge Investments, LLC (100% Owned and managed by Jerry Whitlock)	1,000,000	Class A Units	87.72%

The Company's Securities

The Company has authorized Class A Units, Class B Units, Class P Units, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 8,744 of Class B Units.

Class A Units

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

Under Florida law, there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company has not explicitly authorized any Class A Units, they are freely able to issue them.

Class B Units

The amount of security authorized is 250,000 with a total of 250,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

Under Florida law, there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company has not explicitly authorized any Class A Units, they are freely able to issue them.

Joinder to Operating Agreement

As part of your investment in AIM Beverages LLC through this Regulation Crowdfunding offering, you will be joining the Company's Third Amended and Restated Limited Liability Company Operating Agreement which is attached to the Form C as Exhibit F.

The amount outstanding includes 250,000 Class B Units reserved for issuance.

Class P Units

The amount of security authorized is 160,000 with a total of 160,000 outstanding.

Voting Rights

There are no voting rights associated with Class P Units.

Material Rights

Under Florida law, there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company has not explicitly authorized any Class P Units, they are freely able to issue them.

The amount outstanding includes 20,000 Class P Units reserved for issuance.

Convertible Promissory Note

The security will convert into Equity securities and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: February 28, 2017

Interest Rate: 7.5%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: (A) the next sale (or series of related sales) by the Company of its equity securities with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than US$10,000,000.00 (excluding, for the avoidance of doubt, the aggregate principal amount of the Note); (B) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property; (C) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the membership interests of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's membership interests if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

Material Rights

There are no material rights associated with Convertible Promissory Note.

What it means to be a minority holder

As a minority holder of Class B Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into equity.
If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Operations
  Date: February 07, 2024
  Offering exemption relied upon: 4(a)(2) and 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was compared to in fiscal year 2024.

Sales of $1.574 million in 2023 compared to $1.555 million in 2024 - revenue per unit increased $.08/unit in 2024 over 2023.

Cost of Sales

Cost of Sales for fiscal year 2023 was $2.017 million compared to $2.143 million in fiscal year 2024.

Costs increase of $.25/unit in areas of materials, freight and promotional discount programs to introduce the Jove brand to consumers at grocery retail.

Gross Margins

Gross margins for fiscal year 2023 were -$443k. compared to -$588k for fiscal year 2024.

Net decrease of $.17/unit in gross margins as we incurred more material and production costs, freight rates.

Expenses

Expenses for fiscal year 2023 were $5.372 million compared to $4.032 million in fiscal year 2024.

R&D expenses have declined as we move from development of the brand role into the first stages of production. Marketing related expenses have declined as we shift from events to regional shopper marketing and social media with new messaging that further differentiates our brand, highlighting the unique-to-shelf attributes.

Historical results and cash flows:

The Company is currently in the accelerated growth stage, selling Jovē in six (6) package forms including both PET bottles and slim cans and revenue generating $1.6M. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of a shift in promotional strategy as we scale, relying less on discounts and more on marketing. Past cash was primarily generated through the sale of our product to retailers and Owner Investments. Our goal is to more than double the points of distribution in profitable channels of trade across the US.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2025, the Company has capital resources available in the form of shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the shift in our route-to-market strategy, moving from warehouse direct to DSD. These funds will also be immediately channeled into our new marketing campaign, differentiating Jove in an ever-growing premium water segment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for one week. This is based on a current monthly burn rate of $450,000 per month for expenses related to the sales and operation of the company as well as the production and distribution of Jove product.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for one week. This is based on a current monthly burn rate of $450,000 per month for expenses related to the sales and operation of the company as well as the production and distribution of Jove product.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital contributions, future capital raises.

Indebtedness

- Creditor: Headway Capital
  Amount Owed: $60,502.43
  Interest Rate: 52.42%
  Maturity Date: February 02, 2026

- Creditor: Convertible Promissory Note
  Amount Owed: $250,000.00
  Interest Rate: 7.5%
  Maturity Date: February 28, 2027

Related Party Transactions

- Name of Entity: CEBEV LLC Dissolved Entities
  Names of 20% owners: Jerry Whitlock
  Relationship to Company: Jerry Whitlock is Founder, Chairman of the Board, and a unit-holder.
  Nature / amount of interest in the transaction: There is no interest on the loan.
  Material Terms: Jerry Whitlock loaned the Company $450,000. There is no interest and no principal payments are due at this time.

Valuation

Pre-Money Valuation: $19,993,800.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,989.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  3.0%
  We will use 3% of the funds raised to purchase inventory for the Company's product in preparation of DSD Expansion.

- Working Capital
  74.5%
  We will use 74.5% of the funds for working capital to cover expenses for the sales and operation of the company as well as the marketing of our brand, utilizing a full funnel approach to ensure maximum brand awareness with every dollar spent.

- StartEngine Reg CF Campaign Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $123,989.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  3.0%
  We will use 3% of the funds raised to purchase inventory for the Company's product in preparation of DSD Expansion.

- Working Capital
  74.5%
  We will use 74.5% of the funds for working capital to cover expenses for the sales and operation of the company as well as the marketing of our brand, utilizing a full funnel approach to ensure maximum brand awareness with every dollar spent.

- StartEngine Reg CF Campaign Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.drinkjove.com/ (aimbeverages.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aimbeverages

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AIM Beverages LLC

[See attached]

I, Tammy Hobbs, the Chief Executive Officer of AIM BEVERAGES LLC / JOVE WELLNESS LLC, hereby certify that the financial statements of combined AIM BEVERAGES LLC / JOVE WELLNESS LLC and notes thereto for the periods ending December 31, 2024 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

AIM BEVERAGES LLC / JOVE WELLNESS LLC combined has not yet filed its federal return for 2024. For the year 2023 the amounts reported on our tax returns were gross receipts of $1,045,881; loss of $ -413,885; ordinary business loss of $-6,252,191 with total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of _2/10/2025_ (Date)

_____ (Signature)

Tammy Hobbs, CEO   (Title)

_____2/10/2025_____ (Date)

AIM Beverages LLC / Jove Wellness LLC
 Combined Balance Sheet
As of

	December 2024	December 2023
ASSETS		
Current Assets:		
Cash	187,299	29,288
Accounts Receivable	83,632	90,042
Related Party Receivable	582,749	583,751
Inventory	576,149	843,096
Total Current Assets	1,429,830	1,546,177
Fixed Assets	64,535	64,535
Other Assets	4,680,541	5,139,107
TOTAL ASSETS	6,174,905	6,749,819
LIABILITIES & EQUITY		
Current Liabilities:		
Accounts Payable	1,024,131	1,165,177
Credit Cards	16,264	17,406
Other Current Liabilities	576,460	191,000
Total Current Liabilities	1,616,855	1,373,583
Total Liabilities	1,616,855	1,373,583
Equity:		
CEI Investment	17,008,910	12,718,205
Equity	(7,341,968)	(1,067,888)
Current Year	(5,108,891)	(6,274,081)
Total Equity	4,558,051	5,376,236
TOTAL LIABILITIES & EQUITY	6,174,905	6,749,819

AIM Beverages LLC / Jove Wellness LLC
  Combined Cash Flow Statement
As of

	Dec-24	Dec-23	Dec-22
Current Assets:			
Cash and Cash Equivalents	187	29	77
Accounts Receivable	84	90	207
Other Receivable	583	584	581
Inventory	576	843	758
Prepaid Expenses	0	0	0
Total Current Assets	1,430	1,546	1,623
Net Fixed Assets	65	65	65
Other Assets	0	0	0
Intangible Assets	4,681	5,139	5,598
TOTAL ASSETS	6,175	6,750	7,286
Current Liabilities:			
Accounts Payable-Trade	1,040	1,183	546
Other Current Liabilities	0	0	0
Total Current Liabilities	1,040	1,183	546
Other Liabilities:			
Other	576	191	149
Total Other Liabilities	576	191	149
TOTAL LIABILITIES	1,617	1,374	695
EQUITY:			
Loan-CEI	17,009	12,718	7,658
Equity	(7,342)	(1,068)	6,961
Net Income (Loss)	(5,109)	(6,274)	(8,029)
TOTAL SHAREHOLDER'S EQUITY	4,558	5,376	6,590
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	6,175	6,750	7,286
	0	(0)	0

AIM Beverages LLC / Jove Wellness LLC
Combined Cash Flow Statement
Cash Flow Statement

	Dec-24	Dec-23
CASH FLOW FROM OPERATING ACTIVITIES:		
Net Income (Loss)	(5,109)	(6,274)
Depreciation	0	0
Amortization of Intangibles	459	459
Decrease (Increase) In:		
Accounts Receivable	6	117
Inventories	267	(85)
Prepaid Expenses	0	0
Increase (Decrease) In:		
Accounts Payable/Accrued Liabilities	(142)	636
Income Taxes Payable	0	0
NET CASH PROVIDED BY OPERATIONS	(4,519)	(5,147)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Equipment	0	0
(Increase) Decrease In Other Assets	0	0
NET CASH USED BY INVESTING ACTIVITIES	0	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loan-CEI	4,291	5,060
Additional Debt (Debt Reductions)/New Borrowings	385	42
Other Receivable	1	(3)
Loan Closing Costs	0	0
NET CASH USED BY FINANCING ACTIVITIES	4,677	5,099
NET INCREASE (DECREASE) IN CASH	158	(47)
CASH AT BEGINNING OF PERIOD	29	77
CASH AT END OF PERIOD	187	29
NET INCOME:		
Pretax Income - Combined	(5,109)	(6,274)
Non Operating Adjustments	0	0
Restructuring Costs	0	0
Total Pretax Income	(5,109)	(6,274)
Income Taxes	0	0
Net Income	(5,109)	(6,274)

AIM Beverages LLC / Jove Wellness LLC
 Statement of Changes in Equity
As of

	Loan - CEI	Contributed Capital	Member Equity	Total
Beginning Balance, January 1, 2023	7,658,205	13,248,616	(14,316,504)	6,590,317
Contributed Capital - CEI	5,060,000			5,060,000
Net Income (Loss)			(6,274,081)	(6,274,081)
Ending Balance, December 31, 2023	12,718,205	13,248,616	(20,590,585)	5,376,236
Contributed Capital - CEI	4,290,705			4,290,705
Net Income (loss)			(5,108,891)	(5,108,891)
Ending Balance, December 31, 2024	17,008,910	13,248,616	(25,699,475)	4,558,051

AIM Beverages LLC / Jove Wellness LLC
 Combined Profit / Loss
As of

	2024		2023	
Total Shipments	81,670		86,778	
Total Units	980,040		1,041,336	
Net Sales	1,555,074	1.59	1,573,907	1.51
Total Cost of Sales	2,143,464	2.19	2,016,635	1.94
Gross Profit	(588,390)	(0.60)	(442,728)	(0.43)
R&D Expenses	(47,036)	(0.05)	224,454	0.22
G&A Expenses	1,861,607	1.90	1,575,961	1.51
Marketing Expenses	1,189,554	1.21	2,449,621	2.35
Selling Expenses	1,027,746	1.05	1,122,234	1.08
Interest Expense	29,545	0.03	-	-
Amortization Expenses	459,084	0.47	459,083	0.44
Total Net Income	(5,108,891)	(5.21)	(6,274,081)	(6.03)
Add Back:				
Interest	29,545		-	
Amortization	459,084		459,083	
EBITDA	(4,620,262)	(4.71)	(5,814,998)	(5.58)

AIM Beverages LLC / Jove Wellness LLC
 Combined Operating Statement
As of

	2024 - Actual		2023 - Actual	
	Total	Per/unit	Total	Per/unit
Total Sales	1,555	1.587	1,574	1.512
Total Units/1 Liter in MM	980		1,041	
Discounts	747	0.763	674	0.647
%	48.1%		42.8%	
Net Sales	808	0.824	900	0.865
COGS	1,055	1.077	1,027	0.987
	67.9%		65.2%	
Gross Profit Before Frt/WH	(248)	(0.253)	(127)	(0.122)
%	-15.9%		-8.1%	
Freight/Warehousing	341	0.348	316	0.304
	21.9%		20.1%	
Gross Profit	(588)	(0.600)	(443)	(0.426)
%	-37.8%		-28.1%	
Other Expenses:	4,032	4.114	5,372	5.160
R&D	(47)	(0.048)	224	0.215
G&A	1,862	1.900	1,576	1.514
Marketing	1,190	1.214	2,450	2.354
Selling	1,028	1.049	1,122	1.078
Net Operating Profit/Loss	(4,620)	(4.714)	(5,815)	(5.586)
Memo Note:				
Cases (in thousands)	82		87	
Average Selling Price	19.04		18.14	

NOTE 1 – NATURE OF OPERATIONS

AIM Beverages LLC / Jove Wellness LLC was formed on August 1, 2019 ("Inception") in the State of Florida. The financial statements of AIM Beverages LLC / Jove Wellness LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

The purpose of the AIM Beverages LLC is to develop beverage brands. Jove Wellness LLC is the operating center for AIM Beverages LLC providing the resources to procure, produce, market and sell Jove brands through a distribution network throughout the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue at time finished product is shipped to the buyer. Once product ships, an invoice will be produced for agreed contractual terms for finished product. This will document the process of revenue recognition: (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – ACCOUNTS RECEIVABLE

The Company has accounts receivable of $83,632 and $90,042 as of 12/31/2024 and 12/31/2023. These amounts are all collectible with no allowance for bad debts.

NOTE 4 – INVENTORY

The Company has inventory of $576,149 and $843,096 as of 12/31/2024 and 12/31/2023. This consist of raw materials of $243,983 and finished goods $332,166 for 2024 and $299,647 and $543,449 respectively for 2023.

NOTE 5 – OTHER CURRENT LIABILITIES

The Company has Other Current Liabilities as of $576,460 and 191,000 as of 12/31/2024 and 12/31/2023. The amounts for 2024 are primarily for a working capital loan with Headway Capital, $75,460 and a convertible promissory note which is non-secured, $250,000. The balance remaining for 2024 is a related party payables to AIM Beverage Solutions and Licensing as outlined in Note 7 to these footnotes.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company had related party transactions with AIM Beverage Solutions and Licensing for equipment related purchases originating in 2022. The balances in Related Party Receivable and Other Current Liability as of 12/31/2024 and 12/31/23 was $582,749 and $251,000 and 12/31/23 was $583,751 and $191,000.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through February 10, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

AIM BEVERAGES, LLC

DATED EFFECTIVE AS OF MARCH 12, 2025

THE LIMITED LIABILITY COMPANY UNITS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS, IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AND QUALIFICATION PROVIDED IN THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AND MAY BE SOLD OR TRANSFERRED ONLY IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER DESCRIBED IN THIS AGREEMENT.

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
AIM BEVERAGES, LLC

This Third Amended and Restated Limited Liability Company Operating Agreement (this "Agreement") of AIM Beverages, LLC, a Florida limited liability company (the "Company") is entered into and effective as of March 12, 2025 (the "Effective Date"), by and between the Members identified in Exhibit A. Except to the extent otherwise indicated herein, capitalized words and phrases in this Agreement have the meanings set forth in Exhibit B.

BACKGROUND

A.   The Company was formed for the purposes of to test, develop and commercialize patented products and technology of its Members or others into ready-to-drink beverage (non-alcoholic) products to consumers in a commercially viable manner in the United States with global expansion potential if agreed projections and objectives are met and to engage in any lawful activities for which a limited liability company may be organized under the Act, hereinafter defined. The Articles of Organization of the Company (the "Articles") were filed with the Florida Department of State, Division of Corporations, on January 18, 2019.

B.   Prior to the Effective Date, the Company was governed pursuant to and in accordance with that certain Second Amended and Restated Limited Liability Company Operating Agreement dated as of January 24, 2024, as amended (the "Prior Agreement").

C.   The Members of the Company desire to enter into this Agreement to amend, restate, and replace the Prior Agreement, to provide for the ownership, management, operations and governance of the Company, and to set forth their respective rights and obligations with respect to the Company.

In consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each Member, intending to be legally bound, the Members agree to the terms contained in this Agreement.

SECTION 1
GENERAL PROVISIONS

1.1   Formation; General Terms. The Company was formed on the date the Company's Articles were filed with the Florida Department of State, Division of Corporations. The rights and liabilities of all Members shall be as provided under this Agreement and the Florida Revised Limited Liability Company Act (Florida Statutes, Chapter 605, as amended) (the "Act"). If any provision of this Agreement conflicts with the Act, the provisions of this Agreement shall prevail as against any Member, any Manager, and any transferee of a Member's Interest. To the extent permitted by applicable law, the provisions of this Agreement shall override the provisions of the Act in the event of any inconsistency or contradiction between this Agreement and the Act. In order to maintain the Company as a limited liability company under the Act, the Managers shall, from time to time, take appropriate lawful action, including the preparation and filing of any amendments to the Articles and assumed name certificates, documents, instruments, and publications as may be required or desirable by the Members. This Agreement amends and restates the Prior Agreement in its entirety.

1.2   Name. The name of the Company is AIM Beverages, LLC, or any other name as may be determined by the Voting Members, by Majority Vote.

1.3   Registered Agent; Registered Office. The Company's registered agent and registered office are stated in the Articles. The Company's corporate office shall be located at 2424 N. Federal

Highway, Suite 303, Boca Raton FL. The Voting Members may, by Majority Vote, name a different registered agent or registered office or corporate office from time to time.

1.4   Purposes of Company. The Company's principal business purposes are set forth on the first page of this Agreement and the Company may take any acts in furtherance of such purpose and any and all acts otherwise permitted of a Florida limited liability company as the Voting Members may, by Majority Vote, from time to time determine and agree.

1.5   Members; Percentage Interests. The Members, Capital Contributions, number and type of Units, and their Percentage Interests in the Company are set forth in Exhibit A. All references in this Agreement to Exhibit A are references to Exhibit A as may be amended from time to time in accordance with this Agreement.

(a)   Classes of Units. Initially, the Units shall be comprised of three (3) classes: one designated the Class A Units, one designated the Class B Units and one designated the Class P Units, and the aggregate Units in the Company shall be divided into such number of Class A Units, Class B Units and Class P Units as may be issued and outstanding at the time.

(b)   Class P Units Received for Services.

(i)   The Company has authorized a total 160,000 Class P Units, which the Voting Members have previously and may from time to time hereafter, by Majority Vote, grant to any Person or Persons in connection with the performance of services to or for the benefit of the Company. The grant of any such Class P Units to any Person may be subject to certain vesting requirements, repurchase rights, forfeiture, Participation Thresholds (as such term is hereinafter defined), and other conditions, as set forth in the grant agreement therefor (each, a "Grant Agreement").

(ii)   In connection with the grant of Class P Units to a Person in connection with the performance of services to or for the benefit of the Company, except to the extent otherwise required by applicable law: (A) the Person shall be treated as receiving the Profits Interest on the date of grant; (B) the Person shall take into account the distributive share of Company income, gain, loss, deduction, and credit associated with such Profits Interest for the entire period during which the Person has such Profits Interest; and (C) upon the grant of the Profits Interest, neither the Company nor any Member may deduct any amount (as wages, compensation, or otherwise) for the fair market value of such Profits Interest.

(iii)   If Treasury Regulations or other rules similar to Proposed Treasury Regulations Section 1.83-3(l)(1)(ii) or the safe harbor set forth in the Revenue Procedure contained in Notice 2005-43 are promulgated, with respect to each grant of a Profits Interest for services: (A) the Company is authorized and directed to elect the safe harbor under which the fair market value of the Profits Interest is treated as being equal to its liquidation value; and (B) the Company and each Member (including the Person to whom the Profits Interest is granted) agrees to comply with all requirements of the safe harbor with respect to all Profits Interests granted in connection with the performance of services.

(iv)   The Manager may, from time to time and at any time, amend this Agreement to the extent the Manager determines is reasonably necessary to comply with the aforementioned regulations as they may be finalized or amended, so that to the extent possible the receipt of a Profits Interest is not taxable to the service provider, including provisions relating to the use of liquidation values to value a Profits Interest.

(v) Participation Threshold. On the date of each grant of Class P Units, the Manager shall establish, and the Grant Agreement with respect thereto shall set forth, an initial Participation Threshold, with respect to the Class P Units granted thereunder on such date. Unless the Voting Members, by Majority Vote, otherwise determine, each Class P Unit's Participation Threshold shall be adjusted after the grant of such Class P Unit in the following manner:

(1) in the event of any Capital Contribution made with respect to the outstanding Class A Units, the Participation Threshold of each Class P Unit outstanding at the time of such Capital Contribution shall be increased by the amount contributed per each Class A Unit then outstanding;

(2) if the Company at any time subdivides (by any Unit split or otherwise) the Units into a greater number of Units, the Participation Threshold of each Class P Unit outstanding immediately prior to such subdivision shall be proportionately reduced, and if the Company at any time combines (by reverse Unit split or otherwise) the Units into a smaller number of Units, the Participation Threshold of each Class P Unit outstanding immediately prior to such combination shall be proportionately increased; and

(3) no adjustment to any Participation Threshold shall be made in connection with (x) any redemption or repurchase by the Company or any Member of any Units or (y) any Capital Contribution by any Member in exchange for newly issued Units.

The Participation Thresholds applicable to outstanding Class P Units shall be set forth on the books and records of the Company, and such books and records shall be amended by the Manager (without the approval of consent of any other Person) from time to time as necessary to reflect any adjustments to the Participation Thresholds of outstanding Class P Units required pursuant to this Section 1.5.

1.6 Commencement and Term. The term of the Company commenced on January 18, 2019, and shall continue until the Company is dissolved or merged and its business and assets liquidated in accordance with the provisions of Section 8.

1.7 Legal Title to Company Assets. All real, intellectual, and personal property owned by the Company shall be held by the Company or one or more Subsidiaries of the Company (of which none exist as at the date hereof) and in the manner determined by the Voting Members to be in the best interests of the Company. No Member shall have any ownership rights in the Company's property in the Member's individual name. Each Member's Interest in the Company shall be personal property.

1.8 Representations, Warranties, and Covenants. Each Member represents and warrants to, and covenants with, each other Member with respect to the respective matters contained in Exhibit C attached to this Agreement and incorporated herein by this reference.

1.9 Liability of Members and Managers. No Member or Manager shall be liable for any debts, losses, or liabilities of the Company merely by reason of being a Member or Manager.

SECTION 2
CAPITAL CONTRIBUTIONS AND ADDITIONAL CONTRIBUTIONS

2.1 Initial Capital Contributions. Each of the Members have previously delivered Capital Contributions to the Company as specified in Exhibit A or as otherwise stated in the Company's books and records.

4915-6620-0614 v.4

2.2   Company Loans. In the event the Voting Members, by Majority Vote, determine that additional funds are needed, the Manager shall request such funds from the Members in the form of a Member loan to the Company as set forth in this Section 2.2, or a third-party loan, or any combination thereof. All loans, whether from any Member, any of their Affiliates, or any third party, shall be repayable in accordance with their terms prior to any distributions to the Members.

2.3   Additional Capital Contributions. Unless approved by the Voting Members, by Majority Vote, the Members shall not be required or permitted to make additional Capital Contributions to the Company. The Class P Members shall not be required or permitted to make any Capital Contributions to the Company.

2.4   Issuance of Additional Units / Preemptive Rights.

(a)   With a Majority Vote of the Voting Members, the Company may raise additional funds by selling or issuing to existing Members or other Persons who will then be admitted as additional Members: (i) Units in exchange for property, cash, or services (including other classes or series of Units having different rights), (ii) obligations, evidences of indebtedness, or other securities or interests convertible or exchangeable into Units, and (iii) warrants, options, or other rights to purchase or otherwise acquire Units.

(b)   In connection with any issuance or sale of additional Units or other interests in the Company, the acquiring Person shall, in exchange for such Units or other interests, make Capital Contributions to the Company in an amount and under terms and conditions determined by a Majority Vote of the Voting Members, which Capital Contributions, terms, or conditions may differ from the Capital Contributions, terms, and conditions relating to Units previously sold or issued. By way of illustration, and without limitation, additional Units may be sold at a price per additional Unit less than the price per Unit at which Units were previously sold.

(c)   In connection with any issuance or sale of additional Units or other interests in the Company, a Majority Vote of the Voting Members shall amend this Agreement as necessary to reflect such additional issuances (including the number, series, and class of Units, and Capital Contributions of the acquiring Person), and shall have the power to make any other amendments to this Agreement (including, without limitation, amending the provisions related to distributions and allocations of Profits and Losses) as a Majority Vote of the Voting Members deem necessary to authorize any such Units or other securities, provide for the relative rights, powers, preferences, duties, liabilities, and obligations of such Units, or otherwise reflect or provide for such additional issuances.

(d)   Upon the acquisition of any Units or other interests in the Company by a Person who is not a Member, such Person shall execute and deliver a joinder to this Agreement and, subject to compliance with all of the terms of this Agreement, such Person shall become a Member hereunder and shall be listed as a Member on Exhibit A, together with such Member's address, number, and class of Units and amount of Capital Contributions.

(e)   Each Class A Member shall have preemptive rights to purchase such percentage of the securities sold or issued pursuant to this Section 2.4 ("New Securities"), equal to their Percentage Interest, under the same terms and conditions and for the same consideration as such New Securities are offered or sold to any other Person as set forth in a written notice ("Issuance Notice") provided by the Company to the Voting Members as follows:

(i)   Within fifteen days (15) days after delivery of the Issuance Notice, each Class A Member shall deliver to the Company a written notice of an election ("Election Notice") to purchase the New Securities in the manner set forth in this Section 2.4. If any Class A Member shall fail to deliver an Election Notice prior to the expiration of the fifteen (15) day period, such

4

failure shall be regarded as a rejection of its rights to participate in the purchase of the New Securities. At the expiration of such fifteen (15) day period, the Company shall promptly notify each Class A Member that elects to purchase or acquire all the New Securities available to it (each, a "Fully-Exercising Member") of any other Class A Member's failure or decision not to elect to purchase any New Securities. During the ten (10) day period commencing after the receipt of such notice given by the Company, each Fully-Exercising Member may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of New Securities specified above, up to that portion of the New Securities for which the Class A Members were entitled to subscribe, but that were not subscribed for by the Class A Members, that is equal to their Membership Percentage in the Company prior to giving effect to the issuance of the New Securities.

(ii)   If all New Securities referred to in the Issuance Notice are not elected to be purchased or acquired as provided in this Section 2.4, the Company shall, during the following ninety (90) day period, offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Issuance Notice. If the Company does not so enter into an agreement for the sale of the New Securities referred to in the Issuance Notice which were not elected to be purchased or acquired within such period, or if such agreement is not consummated within sixty (60) days after the execution thereof, the right provided in this Section 2.4 shall be deemed to be revived and all of the New Securities referred to in the Issuance Notice which were not elected to be purchased or acquired as provided in this Section 2.4 shall not be offered unless first reoffered to the Class A Members in accordance with this Section 2.4.

(f)   The preemptive rights established herein shall not apply to: (1) any equity securities issued to employees of the Company pursuant to any employee benefit or employee incentive compensation plans approved by the Company, or upon the exercise of such securities, (2) any initial public offering of Company securities, (3) any securities issued pursuant to any split, unit dividend, or recapitalization of the Company without the receipt of consideration by the Company, or (4) any sale of a controlling or majority interest in the Company.

2.5   Guaranties. No Member or any Affiliate of a Member is required to provide a guaranty or other credit enhancement on behalf of the Company to any lender.

SECTION 3
CAPITAL ACCOUNTS AND ALLOCATIONS

3.1   Capital Accounts, Allocations and Tax and Accounting Matters. The provisions of this Agreement relating to maintenance of Capital Accounts and allocations of taxable income and loss (and associated items) of the Company, as computed for book purposes to Members are described in Exhibit D.

SECTION 4
DISTRIBUTIONS AND LOAN REPAYMENTS

4.1   Timing of Distributions. Distributions shall be made as follows: (a) Cash Available for Distribution constituting Capital Proceeds shall be distributed at the times and in the amounts that the Voting Members, by Majority Vote, may determine after the date of the event giving rise to the Capital Proceeds, and (b) Cash Available for Distribution not constituting Capital Proceeds shall be distributed at the times, no less than quarterly, and in the amounts that the Voting Members, by Majority Vote, may determine, subject to the Company having sufficient Cash Available for Distribution. There is no guarantee as to the timing or existence of any distributions to any Member.

4.2   Distributions. All Cash Available for Distribution shall be distributed (including all amounts that constitute Capital Proceeds or that are received in connection with the liquidation of the

5

Company, but excluding Tax Distributions) by the Company to the Members in the following order and priority:

      (a)   <u>First</u>, to the Class A Members and Class B Members, on a pro rata basis in proportion to their then current Percentage Interests, until the amount of each Class A Member's Class A Unreturned Capital has been reduced to zero and the amount of each Class B Member's Class B Unreturned Capital has been reduced to zero; and

      (b)   <u>Thereafter</u>, the balance, if any, to the Members, *pro rata*, in accordance with their respective Percentage Interests.

With respect to each Class P Unit, until such time as such Class P Unit has fully vested and the Participation Threshold with respect thereto has been so exceeded, in each case pursuant to the Grant Agreement therefor, the distributions to be made to the Members under <u>Section 4.2(b)</u> shall be determined by assuming that such Class P Unit is not outstanding. Notwithstanding the foregoing provisions of this <u>Section 4.2</u>, but without limiting the generality of the immediately preceding sentence, each Class P Member (i) shall only be entitled to distributions with respect to the Class P Units held by such Class P Member which, as of the time such distribution is made, have fully vested in accordance with terms and conditions set forth in the Grant Agreement therefor; and (ii) shall not be entitled to any distributions with respect to the Class P Units held by such Class P Member until the Participation Threshold set forth in such Class P Member's Grant Agreement therefor has been exceeded.

4.3   <u>Source of Distributions</u>. Except as provided in this Agreement, each Member shall look solely to the Company and its assets for the return of its Capital Contributions and its share of distributions and shall have no recourse upon dissolution or otherwise against the Company, the Members, the Manager, or any liquidator, except for instances of fraudulent acts (as determined by a court of competent jurisdiction). No holder of an Interest in the Company shall have any right to receive any distributions except as provided in this Agreement or any right to demand or receive property other than cash upon dissolution and liquidation/termination of the Company, solely to the extent available.

4.4   <u>Limitations on Distributions</u>. Notwithstanding anything contained herein to the contrary, the Company shall not make a distribution to a Member on account of its Interest in the Company if that distribution would violate the Act. Notwithstanding anything contained herein to the contrary, but without limiting the generality of the foregoing provision of this <u>Section 4.4</u>, any distributions to the holders of Class P Units pursuant to this <u>Section 4</u> shall be adjusted by the Manager as necessary to ensure that the Class P Units are treated as Profits Interests for federal income tax purposes.

4.5   <u>Tax Distributions</u>. If the Members expect that the distributions to the Members under <u>Section 4.2</u> for the Fiscal Year will not cover each Member's federal and state taxes on its share of the Company's taxable income for the Fiscal Year, then the Members will endeavor to make distributions under this <u>Section 4.5</u> to the Members in accordance with their Percentage Interests, but only to the extent the Company has sufficient Cash Available for Distribution, as the Members may determine ("<u>Tax Distributions</u>"). The Tax Distributions shall equal the amount of cash the Members deem necessary to enable each Member to pay its federal and state taxes on its share of the Company's taxable income for the Fiscal Year based on the highest federal and state individual income tax rate for the Fiscal Year, taking into account the other distributions the Members have made and expect the Company to make (exclusive of Tax Distributions) during the Fiscal Year. If the Company has sufficient Net Cash, then the Members may make the Tax Distributions on a quarterly basis to enable the Members to make their quarterly state and federal estimated tax payments. The Members shall endeavor to cause the Company to make Tax Distributions no later than March 10 following the Fiscal Year to which the Tax Distribution relates.

SECTION 5
MANAGEMENT; POWERS OF MANAGER; MEETINGS

5.1   Management by Managers; Designation of Manager.

(a)   The Company shall be manager managed by one (1) Manager, who shall be appointed by the Voting Members, by Majority Vote (the "Manager"). A Manager may be a Member but shall not be required to be a Member. The current Manager is Tammy Hobbs.

(b)   Each Manager will serve until his or her death, incapacity/inability to act in management capacity lasting longer than two (2) weeks, or withdrawal. A Manager may resign at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of that written notice or at such later time as shall be specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective.   A Manager may be removed at any time, without cause, by the Voting Members, by Majority Vote. Any such removal shall be effective upon notice by the Member to the other Member and the Manager.

(c)   Upon a resignation of a Manager, the death or incapacity of a Manager, or the removal of the Manager, the vacancy shall be filled by the Voting Members, by Majority Vote. The appointment of a replacement Manager shall be effective upon the Voting Members, by Majority Vote, and notice to all Members. In the event of the removal of a Manager, the Voting Members shall appoint a replacement Manager as soon as reasonably possible, and in the interim the Voting Members shall jointly manage the Company.

5.2   General Authority of Managers. Except for those actions that require the approval of the Voting Members, the powers of the Company shall be exercised exclusively by, and under the authority of, and the business and affairs of the Company shall exclusively be managed under the direction of the Manager. Except to the extent expressly provided herein to the contrary, the Manager shall have full, complete, and exclusive authority, power and discretion to manage and control the business, property, and affairs of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business, property, and affairs. The Manager may execute any document on behalf of the Company or otherwise bind the Company.

5.3   Additional Members. The admission of any additional or new Members to the Company shall require the approval of the Voting Members, by Majority Vote.

5.4   Indemnification and Limitation of Liability.

(a)   Except as stated in this Section 5.4, the Company shall indemnify and hold harmless each Member and each Manager and its respective officers, directors, partners, members, employees and agents (each, a "Covered Person") from and against any obligations, damages, penalties, actions, judgments, suits, expenses, disbursements, losses, costs (including reasonable attorneys' and paralegal's fees and court costs) or liabilities ("Damages") of any kind or nature whatsoever that may be imposed upon, incurred or asserted against a Covered Person (except to the extent the Damages are reimbursed to the Member or Manager or its Affiliates by insurance proceeds or under indemnities from third parties) in connection with, due to, or arising out of, any act performed or omitted by it under this Agreement, unless those Damages are attributable to the Covered Person's (or its Affiliate's) fraud, bad faith, gross negligence, misappropriation, willful or intentional misconduct, knowing violation of law, improper personal benefits, or breach of a material provision of this Agreement.

(b)   To the greatest extent permitted by the Act, no Member or Manager shall have any liability to the Company or to any Member for any loss or expense incurred by reason of its or his acts or omissions (other than a breach of the terms of this Agreement or the breach of the terms of any other agreement between such Member or Manager and the Company or the other Member), whether alleged to be based upon errors in judgment, or negligence. No Manager shall be liable to the Company, any Member or any other party for any (i) action or omission taken by any Member, or (ii) mistake, misconduct,

7

negligence, dishonesty or bad faith on the part of any employee or other agent of the Company appointed by the Manager in good faith.

5.5   Conflicts of Interest. The Managers need not devote full time to the Company's business, but shall devote such time as they, in their discretion, deem necessary to manage the Company's affairs in an efficient manner and to meet Company objectives and milestones as set forth by the Members. The Company may transact business with any Managers, Member, officer or Affiliate thereof to the extent permitted by and with appropriate disclosure.

5.6   Manager Meetings. The Manager shall hold meetings at times and dates as deemed necessary by the Manager, but no less than quarterly. The Manager may hold meetings at any location that is agreeable to the Manager. Meetings of the Manager may be held in person, telephonically, or by video conference. In addition, notwithstanding any provision hereof, the Manager may act by written consent in the absence of a meeting

5.7   Notice of Manager Meetings; Quorum. A meeting of the Manager may be called by any Member or any Manager. Notice of the meetings of the Managers shall be given as may be required by law with, if permitted under law, a minimum of seven (7) days advance notice to the Managers, but meetings may be held without notice if all the Managers entitled to vote at the meeting are present in person or by proxy or if notice is waived in writing by those not present, either before or after the meeting. All Managers shall be required to be present for a quorum of the Managers for the transaction of business. If less than a quorum shall be in attendance at the time for which a meeting shall have been called, the meeting may be adjourned by the Manager present without notice other than by announcement at the meeting.

5.8   Voting at Manager Meetings. At any meeting of the Managers, each Manager entitled to vote on any matter coming before the meeting shall, as to that matter, have one (1) vote. Unless otherwise provided herein, the majority vote of the Managers shall be required to pass any action requiring Manager votes.

5.9   Action Without a Meeting. Any action that may be taken at a meeting of the Manager may be taken without a meeting by written consent of the Managers. Any such consent shall describe the action so taken by the Managers, whether before or after the action (whether or not in counterparts and whether or not through facsimile, email, or other electronic copies). Such consent shall have the same force and effect as a vote of the Managers at a duly called meeting.

5.10   Member Meetings. Any Voting Member may call a meeting of the Members by issuing notice to all the Voting Members as required by the Act with, if permitted by the Act, a minimum of seven (7) days advance notice to the other Voting Members. Any Member who attends the meeting automatically waives his, her or its right to notice of the meeting, unless the Member attends the meeting solely to object to notice and objects at the beginning of the meeting. The Voting Members may attend and vote in person or by written proxy, and the persons calling the meeting shall make reasonable arrangements to permit the Voting Members to attend and vote at meetings by telephone or video conference. The exercise of any vote or consent permitted or required under this Agreement may occur at a meeting of the Members or may be given in accordance with Section 5.11 in lieu of actual meetings. Unless otherwise provided in this Agreement, a Majority Vote of the Voting Members shall constitute the action of the Members. The Members may hold meetings via conference call, video conference or other communications equipment with no physical location designated as the place of the meeting, if all the Voting Members participating at the meeting can hear and speak to one another and notice of the meeting is given or waived.

5.11   Written Consent to Action in Lieu of Actual Meetings. Any action that may be taken at a meeting of the Voting Members may be taken without a meeting by written consent of the Voting Members. Any such consent shall describe the action so taken by the Voting Members, whether before or after the action (whether or not in counterparts and whether or not through facsimile, email, or other electronic

4915-6620-0614 v.4

copies). Such consent shall have the same force and effect as a vote of the Voting Members at a duly called meeting.

5.12   Actions Requiring Approval of the Voting Members.   Anything herein to the contrary notwithstanding, the following actions (each, a "Major Decision") may only be taken by the Company with approval of the Voting Members, by Majority Vote:

(a)   sell all, or substantially all, of the assets of the Company;

(b)   dissolve the Company;

(c)   cause the Company to merge or combine with any other entity or any entity to merge or combine with the Company;

(d)   amend this Agreement (except as provided in Section 9.10);

(e)   any act in contravention of this Agreement;

(f)   allow any person other than the Company to possess or utilize any Company property or assign, transfer, or pledge the rights of the Company in specific property other than for the benefit of the Company;

(g)   employ or assign, or permit to be employed or assigned, the funds or assets of the Company in any manner except for the benefit of the Company;

(h)   commingle the Company's funds with any other Person's funds;

(i)   entering into a long-term debt facility on behalf of the Company from a party other than a Member or an Affiliate of a Member;

(j)   issue any Class P Unit(s);

(k)   execute any contract with a Member, a Manager or an Affiliate of a Member or a Manager;

(l)   approval of any Business Plan and Budget, including annual objectives and sales goals; or

(m)   operate the business of the Company other than in substantial compliance with the then current Business Plan and Budget.

5.13   Compensation; Reimbursement.   Each Manager may receive compensation from the Company in exchange for the performance of the Manager's duties as approved by the Voting Members, by Majority Vote. Each Manager shall be entitled to be reimbursed for reasonable and actual out-of-pocket expenditures incurred in connection with its service as a Manager of the Company.

5.14   Officers.   The Company may have any officers as determined by the Voting Members (each, an "Officer") which may include, but are not limited to, a Chief Executive Officer (CEO), a President, one or more Vice-Presidents, a Secretary and/or a Treasurer. Any two (2) or more offices may be held by the same person. Each Officer shall hold office until the Officer's death, resignation, retirement, removal by the Voting Members by Majority Vote, with or without cause, or the Officer's successor is appointed. Each Officer shall have the powers and authority and perform such duties as from time to time may be prescribed by the Manager or by the Voting Members by Majority Vote, and may be compensated for their

9

services as approved by the Voting Members, by Majority Vote. No Member or Manager shall be liable for any act or omission of any Officer. Any Officer may resign at any time by communicating his or her resignation to the Manager, orally or in writing. A resignation shall be effective when communicated unless such communication specifies in writing a later effective date. The initial Officers of the Company (if any) and their respective office are listed in Exhibit E.

5.15   Execution of Documents. Notwithstanding anything to the contrary contained in this Agreement, contracts, agreements, documents or instruments purporting to bind the Company or a Subsidiary or to convey or encumber assets of the Company or a Subsidiary may be signed by an authorized Manager or any authorized Officer of the Company, but only after obtaining the Approvals required by this Agreement, if any.

5.16   Business Plan/Budget. The Voting Members, in coordination with the Manager, have jointly prepared a 3 to 5 year business plan with stated objectives, milestones, and deadlines to be met together with an annual budget for the Company, along with capitalization needs set forth in a Budget (the "Business Plan and Budget"), which will be made available to any Member upon request. The Manager shall take timely and necessary steps to achieve the agreed objectives as set forth in the Business Plan and to remain within the Member approved annual Budget of the Company. Thereafter, the Voting Members, by Majority Vote, shall continue to update, revise, or prepare business plans for following years of the Company's existence. For each year of operation, the Voting Members, by Majority Vote, and the Managers shall prepare an annual business plan and budget to be agreed and approved by the Voting Members, by Majority Vote, in furtherance of the Company objectives. If the Voting Members do not so approve an updated annual business plan and budget within thirty (30) days after the beginning of the year to which such business plan and budget relates, the business of the Company shall continue to operate pursuant to the prior approved Business Plan and Budget, with such adjustments as have been approved or as are necessary to meet the debts and obligations of the Company.

SECTION 6
BOOKS, RECORDS AND BANK ACCOUNTS

6.1   Books and Records. The Company shall keep adequate books and records for the Company at its principal place of business as may be required by the Act. Any Member or its designated representative may access such books and records during normal business hours, and inspect and copy, at that Member's expense, the contents of the books and records to the extent permitted by the Act.

6.2   Reporting.

(a)   Within one hundred twenty (120) days after the end of each Fiscal Year, the Manager shall cause to be furnished to each Member an annual report, which shall include (i) unaudited financial statements of the Company which financial statements shall include a balance sheet and income statement dated as of the end of such Fiscal Year and the related statements of cash flows, operations and changes in financial position for the period then ended, together with the report of the Company's certified public accountants thereon, if any, (ii) such other information as may be reasonably necessary for each Member to be advised of the financial status and results of operations of the Company or that may be reasonably requested by a Member.

(b)   Within thirty (30) days after the end of each calendar month, the Manager shall cause to be furnished to each Member the Manager's narrative description of the economic status of the Company.

(c)   Within one hundred twenty (120) days after the end of each Fiscal Year, the Manager shall cause to be prepared by the accountants preparing the Company's financial statements, a U.S. partnership return of income for the Company. Within such one hundred twenty (120) day period, the

Company will furnish to each Member such information as is required to be set forth in such Member's Federal income tax return and the Company shall transmit to each Person who was a Member at any time during such year the Schedule K-1 (IRS Form 1065) for such Person for such year. Each Member agrees that it shall not take on any of its original or amended income tax returns or claims for refund any position with respect to any Company item of income, gain, loss, deduction, or credit that is inconsistent with the treatment of such item by the Company on the Schedule K-1.

6.3   Bank Accounts. The funds of the Company shall be deposited in the name of the Company in the bank accounts or investment accounts at a financial institution(s) designated by the Manager. The identities of each signatory on all Company accounts shall be subject to approval of the Voting Members and shall include the Officers.

SECTION 7
TRANSFER OF COMPANY INTERESTS

7.1   Transfer by a Member. No Member may directly or indirectly Transfer its Interest in the Company, in whole or in part, except in accordance with the terms of this Section 7. For purposes of this Section 7, the term "Transfer" shall mean any sale, transfer, assignment, hypothecation, pledge, or other disposition of all or any portion of any Interest, including, without limitation, any right to receive distributions or allocations in respect of such Interests and whether voluntary, involuntary, or by operation of law. For the avoidance of doubt, changes in control of any Member are Transfers. A "Transferor" shall mean any Member or owner of a Member who Transfers or attempts to make a Transfer. Any Transfer or attempted Transfer by a Transferor in violation of Section 7 shall be null and void, shall be a breach of this Agreement and shall not be recognized by the Company for any purpose. If any Member makes or attempts to make a Transfer in violation of this Agreement it shall be a material breach of this Agreement and, in addition to all rights and remedies available under this Agreement, all of that Member's rights under this Agreement to approve matters under this Agreement (if any) shall be suspended until that violation is cured or is waived by the other Member.

7.2   Transfer by a Class P Member. Notwithstanding anything contained in this Agreement to the contrary, except in for Transfers permitted in accordance with Section 7.7, no Class P Member may at any time, directly or indirectly, Transfer its Class P Units, in whole or in part. Without limiting the generality of the foregoing provision of this Section 7.2, the Class P Units held by each Class P Member shall be subject to the certain vesting requirements, repurchase rights, forfeiture, Participation Thresholds, and other terms and conditions, as set forth in each Class P Member's respective Grant Agreement therefor.

7.3   Right of First Refusal. Except for Transfers pursuant to Section 7.7, any Transfer by a Class A Member of any Class A Interest or by a Class B Member of any Class B Interest in the Company shall be subject to the right of first refusal set forth in this Section 7.3.

(a)   Any Class A Member or Class B Member who receives and wishes to accept a bona fide offer to Transfer all or a portion of its Class A Units or Class B Units in the Company (the "Offering Member"), shall first give the Class A Members (such other Member, a "ROFR Member") written notice (a "Transfer Notice") of its intention to Transfer such Class A Units or Class B Units, or any portion thereof (the "Offered Interest"). The Transfer Notice must contain (i) a description of the Offered Interest; (ii) the consideration that will be paid, if any, (including, but not limited to, the relative percentages of cash and debt, and the duration, interest rate, and payment schedule of any debt instrument); (iii) the terms of Transfer; (iv) the name, address, and business occupation of the Person to whom such Offered Interest would be transferred; and (v) any other facts that are or would reasonably be deemed material to the Transfer (the "ROFR Offer").

(b)   Upon the receipt of a Transfer Notice, the ROFR Member shall have the right to purchase the Offered Interest at the purchase price and upon the same terms as set forth in the Transfer

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Notice and the ROFR Offer. The ROFR Member may exercise this right of first refusal by giving written notice to the Offering Member within thirty (30) days of the receipt of a Transfer Notice.

(c)   The purchase of the Offered Interest (or any portion thereof) by a ROFR Member pursuant to this Section 7.3 shall take place at a closing to be held not later than sixty (60) days after the date in which the ROFR Member exercises its right to purchase the Offered Interest. The closing shall be held during normal business hours at the Company's principal business office, or at such other place as the parties may agree. At the closing the ROFR Member shall pay for the Offered Interest, and the ROFR Member shall be admitted automatically as a Class A Member or Class B Member of the Company, as applicable, with respect to the Offered Interest, without further action of the Members or the Manager. At the closing, the Offering Member shall, at a minimum, warrant that the Offered Interest is being transferred to the ROFR Member free and clear of all liens, encumbrances and claims. As a condition to the closing (i) the ROFR Member shall execute and acknowledge such instruments as may be necessary or advisable to effect the purchase of the Offered Interest, including any necessary amendment to this Agreement, and (ii) the Company shall repay all outstanding debt owed to the Offering Member.

(d)   If the ROFR Member(s) does not exercise its right to purchase all of the Offered Interest pursuant to this Section 7.3, the Offering Member may proceed to transfer the Offered Interest only to the purchaser originally disclosed in the ROFR Offer and upon the terms set forth in the Transfer Notice and the ROFR Offer. Any and all such new third-party Class A Member or Class B Member shall agree to be obligated under this Operating Agreement and shall execute documentation appropriate and satisfactory to the existing Voting Members to effect such intent to be bound by this Operating Agreement. If such Transfer is not completed within thirty (30) days after the expiration of the exercise period available to the ROFR Member, any attempted Transfer shall be deemed a new offer and the terms of this Section 7.3 shall again apply. The transfer of the Offered Interest to any Person other than the ROFR Member shall be subject to prior compliance with the provisions of Section 7.4.

(e)   The transfer of an Interest by any Member pursuant to Section 7.7 shall not be subject to the restrictions of or otherwise governed by the terms of Section 7.3.

7.4   Conditions Applicable to Transfers. Any Transfer made to a Person that is not already a Class A Member or a Class B Member pursuant to Section 7.3 is subject, in all respects, to the following:

(a)   No Transfers shall be made without assurances to the Company, which shall be satisfactory to the Manager, that the Transfer does not violate any law applicable to the Company.

(b)   The Manager may require, as a condition to the approval of such Transfer: (i) an opinion of counsel, from counsel and in form and substance reasonably satisfactory to the Manager, that such Transfer is exempt from registration under the Securities Act and/or applicable state securities laws; and (ii) representations and warranties from the Transferor concerning the facts and circumstances establishing the basis for the availability of exemptions under the Securities Act and other reasonable assurances relating to any other applicable laws.

(c)   As a condition to admission of any purchaser of the Offered Interest as a Class A Member or Class B Member of the Company, such purchaser shall execute and acknowledge such instruments, in form and substance satisfactory to the Manager, as the Manager may deem reasonably necessary or advisable to effect such admission and to confirm the agreement of the Person being admitted as such Class A Member or Class B Member to be bound by all the terms and provisions of this Agreement. Such purchaser shall pay all reasonable expenses in connection with such admission as a Class A Member or Class B Member, including, but not limited to, legal fees and costs incurred by the Company in connection therewith.

4915-6620-0614 v.4

(d)   If the Manager determines that a proposed Transfer would, alone or in conjunction with one or more other Transfers, terminate the Company as a partnership for federal income tax purposes (a "Termination"), the Manager may prohibit the proposed Transfer from occurring until the earliest time, as determined by the Manager, that the Transfer may occur without causing a Termination.

(e)   If a Transfer causes a Termination, the Class A Member or Class B Member making the Transfer shall be liable to the Company and the other Members for any taxes, fines, penalties, damages, or losses which may be due as a result of the Termination, including, without limitation, costs of enforcement of the Company's power to void or otherwise prohibit the Transfer or attempted Transfer.

(f)   No effect shall be given to any Transfer not made in compliance with this Section 7.4.

(g)   For financial and tax reporting purposes, every Transfer of any Interest or portion of an Interest permitted under this Agreement shall be deemed to have occurred as of (but shall have no prior effect until) the close of business on the day on which all conditions precedent to that event under this Agreement have occurred and the documents effecting that Transfer are effective by their terms.

7.5   Distributions and Allocations with Respect to Transferred Interests.   If any Interest is Transferred during any Fiscal Year in compliance with the provisions of this Section 7, then (i) Profits, Losses and all other items attributable to the Interest for that period shall be divided and allocated between the Transferor and the transferee by taking into account their varying interests during the period in accordance with IRS Code § 706(d) (*26 U.S. Code §706*), using any conventions permitted by the Code and selected by the Voting Members, by Majority Vote; (ii) all distributions on or before the date of such transfer shall be made and accounted for as to the Transferor, and all distributions thereafter shall be made and accounted for as to the transferee; and (iii) the transferee shall succeed to and assume all the rights and obligations of the Transferor to the extent related to the transferred Interest.

7.6   Additional Transfer Provision.   The Members acknowledge that the relationship of each Member to the other Members is a personal relationship and that the restrictions on the power of each Member to withdraw or Transfer its Interest in the Company and permit the Transfer of ownership interests in the Member (i) are necessary to preserve that personal relationship and safeguard the investment of the other Members in the Company; and (ii) were a material inducement to each Member to enter into this Agreement.

7.7   Right of Transfer.   Notwithstanding the provisions of this Section 7, a Member shall be permitted to transfer all or any portion of its direct or indirect Interest in the Company as long as such Member or the transferee, as applicable remains majority owned and Controlled by any combination of such Member and/or any of his lineal descendants.

7.8   Optional Purchase of Interest.

(a)   Grant of Option.   Upon the occurrence of an Optional Purchase Event with respect to a Class A Member (such affected Member, the "Occurrence Member"), the Company shall have the option, as set forth in Section 7.9(b), to purchase all or a portion of the Occurrence Member's Interest under the terms and conditions stated in this Agreement; provided, however, if the Optional Purchase Event relates to only a portion of the Occurrence Member's Interest, then the option shall apply only to the applicable portion of the Interest.

(b)   Optional Purchase Events.   The term "Optional Purchase Event" shall mean any of the following:

(i)   The legal dissolution, bankruptcy or insolvency of a Member;

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(ii)   The Transfer of a Member's Percentage Interest (or any portion thereof) other than in compliance with the requirements of Section 7; or

(iii)   Any material breach of this Agreement by a Member, provided the breach remains uncured for a period of thirty (30) days or more following written notice of the breach from the Company.

(c)   Terms of Options. The purchase price of any Occurrence Member's Interest under this Section 7.9 (the "Occurrence Price") shall be equal to that Occurrence Member's Capital Account balance, as of the last day of the calendar month immediately prior to the occurrence of the Optional Purchase Event (the "Purchase Event Valuation Date"), reduced by any distributions with respect to such Occurrence Member's Interest from the Valuation Date through the closing.

(d)   Exercise of Options. Upon the happening of an Occurrence Event, the Company shall have the option to purchase all or a portion of the Occurrence Member's Interest at the Occurrence Price as set forth in Section 7.9(c), and the Company may exercise its option by delivering notice to the Occurrence Member or its designated representative, no later than ninety (90) days after the date on which the Company receives actual notice of the Optional Purchase Event. The election by the Company to exercise its option may be made by the Members other than the Occurrence Member. The closing of the Company's acquisition of the Occurrence Member's Interest under this Section 7.9(c) shall take place as provided in Section 7.10.

(e)   Closing. The closing of the purchase of any Interest under Section 7.8 shall occur at the offices of the Company within one hundred twenty (120) days after the purchase price has been determined under this Agreement. At the closing, the Occurrence Member shall deliver to the Company an executed assignment of the subject Interest reasonably satisfactory in form to counsel for the Company, and the Company shall deliver the purchase price as provided below to the Transferor. The Occurrence Member shall warrant that the Interest is transferred free and clear of all liens, encumbrances, and claims.

(f)   Payment of Purchase Price. With respect to the closing of the purchase of any Interest under Section 7.8, the Company shall deliver the purchase price at closing in cash or other immediately available funds for the entire purchase price or as otherwise agreed among the parties. At or before closing, the Company shall also repay all outstanding debt owed to the Occurrence Member.

7.9   Co-Sale Rights.

(a)   In addition to the Right of First Refusal, the ROFR Member shall have the right, exercisable upon written notice to the Transferor within thirty (30) days after receipt of the Notice of Transfer to participate in such sale on the same terms and conditions to the extent provided in Section 7.3 (the "Tag Along Right"). If the ROFR Member exercises the Tag Along Right, the portion of the Interest that the Transferor may sell in the transaction shall be correspondingly reduced.

(b)   The ROFR Member may sell all or any portion of its Interest equal to the product obtained by multiplying (i) the Percentage Interest attributable to the Interest which the Transferor seeks to transfer by (ii) the Participation Interest allocable to ROFR Member's Interest.

7.10   Deadlock Provisions and Dispute Resolution.

(a)   Disagreement. Notwithstanding anything contained herein to the contrary, at such time, if ever, as the Voting Members are unable to achieve a Majority Vote on any matter requiring such an approval of the Voting Members (a "Disagreement"), then the Voting Members shall meet to discuss the Disagreement (a "Disagreement Meeting") within three (3) days after any Voting Member sends a notice to the other Voting Members which specifies a time, date and place for such Disagreement

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Meeting. At such Disagreement Meeting the Voting Members shall use their best efforts to cause each Voting Member: (a) to have an opportunity to present his or her views on the matter or matters which are the subject of the Disagreement and (b) to negotiate in good faith in an effort to resolve such Disagreement to achieve a Majority Vote. In the event there is no resolution at the Disagreement Meeting, the Voting Members shall, in good faith and reasonably, evaluate the ability for them to resolve the Disagreement in a subsequent meeting to take place within twenty (20) days. If one or more Disagreement Meetings are unsuccessful, any Voting Member may declare a Deadlock.

(b)　　　Arbitration.　A Deadlock shall be broken by the binding determination of a single arbitrator (the "Arbitrator").　The arbitration proceedings shall be held in Palm Beach County, Florida, and except as otherwise may be provided in this Agreement, the arbitration proceedings, including the appointment of the Arbitrator, shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association.　Prior to commencing arbitration, a party seeking such arbitration shall furnish the other proposed parties to the arbitration no less than five (5) days before such commencement a dated, written statement indicating (i) such party's intent to commence arbitration proceedings, (ii) the nature, with reasonable detail, of the Deadlock and (iii) the resolution or resolutions that such party will seek.　Hearings must commence no later than twenty (20) days following the date of the arbitration notice described in this Section and such hearings shall be conducted for no more than five (5) days. The prevailing party in such arbitration shall be entitled to an award of attorneys' fees and costs in connection with such arbitration, in such amount as may be determined by the Arbitrator in its sole discretion, to be paid by the losing party. To the extent permissible under applicable law, the parties to this Agreement agree that the award of the Arbitrator shall be final and shall not be subject to judicial review. Judgment on the arbitration award may be entered and enforced in any court having jurisdiction over the parties or their assets.

SECTION 8
TERM, DISSOLUTION, TERMINATION AND DISPOSITION

8.1　　　Events of Dissolution.　The Company shall dissolve upon the occurrence of any one of the following events:

(a)　　　The determination of the Voting Members, by Majority Vote;

(b)　　　The sale, exchange, liquidation, or other disposition of all or substantially all of the assets of the Company, the receipt and distribution of the proceeds from that sale, and the liquidation of the Company under this Agreement;

(c)　　　Any other event that would cause the dissolution of the Company under the Act.

8.2　　　Limitation on Dissolution.　Until the dissolution of the Company occurs, no Member shall voluntarily retire, resign or withdraw from the Company, take any step voluntarily to dissolve itself or voluntarily cause a dissolution of the Company, except as provided in Section 8.1.

8.3　　　Distribution Upon Dissolution.　Upon dissolution, the Company's assets shall be sold or otherwise disposed of, and after paying or providing for liabilities owing to creditors that are not Members and the establishment of any reserves as the Voting Members, by Majority Vote, determine for contingent or unforeseen liabilities or obligations of the Company, the remaining liquidation proceeds (and, after the expiration of a period of time approved by the Voting Members, by Majority Vote, the reserves) shall be distributed to the Members in accordance with the positive balances in their respective Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods, including, without limitation, the allocations made under Exhibit D.

8.4   Compliance with Timing Requirements of Treasury Regulations.   Notwithstanding anything in this Section 8 to the contrary, if the Company is "liquidated" within the meaning of IRS Treasury Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made to the Members, to the extent reasonably practicable, in a manner that complies with the timing requirements of IRS Treasury Regulations Section 1.704-1(b)(2)(ii)(b).

SECTION 9
MISCELLANEOUS

9.1   No Agency.   Nothing contained in this Agreement shall be construed to constitute any Member the agent, employee, employer, fiduciary, or other similar relationship of or with respect to any other Member, or to limit in any manner the Members in the carrying on of their own respective businesses or activities.

9.2   Governing Law; Dispute Resolution.   The laws of the State of Florida, exclusive of its conflicts of law provisions, shall govern this Agreement, the organization, and internal affairs of the Company and the limited liability of the Members. All unresolved disputes arising out of or in any way related to the Company or this Agreement shall be adjudicated in the state and federal courts located in Palm Beach County, Florida, and all parties signing this Agreement consent to the exclusive personal jurisdiction of those courts.

9.3   Notices.   Any notice or other communication under this Agreement must be in writing and shall be effective if delivered to the recipient's address as stated below by: (i) personal delivery; (ii) certified United States Mail, return receipt requested; (iii) Federal Express or comparable guaranteed next Business Day delivery service. Any notice shall be deemed received on the earlier of actual delivery or refusal of delivery. If a notice cannot be delivered because the intended recipient changed its address without at least 10 days prior notice to the other party, then the notice that could not be delivered shall be deemed refused by the intended recipient. Addresses for notices: if to the Company or to a Manager, to the registered office address of the Company; if to a Member, to the address provided in Exhibit A. A Member may change its notice address by giving written notice to the Managers (that change of addresses to be effective upon receipt by the Managers).

9.4   Interpretation.   In this Agreement, unless otherwise specified, (a) words that import a number of constituent parts, things or elements shall be construed as referring separately to each constituent part, thing or element, as well as to all of the constituent parts, things or elements as a whole; (b) references to any Person include that Person's successors and assigns; (c) the word "successors", when it refers to an individual, includes the heirs, devisees, legatees, executors, administrators, and personal representatives of that individual; (d) references to any statute or other law include all applicable rules, regulations, and orders adopted or made in connection with that law and all statutes or other laws amending, consolidating, or replacing the statute or law referred to; (e) references to any agreement or other document include all subsequent amendments or other modifications entered into in accordance with the provisions of that agreement or document; (f) the words "approve", "consent", or "agree", and any derivations of those words or words of similar import, mean the prior written approval, consent, or agreement of the Person holding the right to approve, consent or agree; (g) the words "include" and "including", and words of similar import, shall be deemed to be followed by the words "without limitation"; (h) the Schedules (if any) and Exhibits attached to this Agreement are part of this Agreement and are incorporated by reference; (i) the words "Article", "Section", "Schedule" or "Exhibit" refer to the articles, sections, schedules, and exhibits to this Agreement; (j) headings of Articles, Sections, Schedules, Exhibits, and paragraphs are inserted as a matter of convenience and shall not affect the construction of this Agreement; and (k) no inference in favor or against any Person shall be drawn from the fact that a Person or its attorneys drafted any portion of this Agreement. The parties shared equally in the drafting of this Agreement and no court or mediator construing this Agreement shall construe it more strictly against one party than the other.

4915-6620-0614 v.4

9.5   Severability. Every provision of this Agreement is intended to be severable. If any term or provision is illegal or invalid for any reason, then its illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

9.6   Agreement in Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart signature page and the Agreement may be executed by the affixing of the signatures of each of the Members to one or more counterpart signature pages; all of those signature pages shall be read as though one, and shall have the same force and effect as though all of the signers had signed a single signature page. The exchange of signature pages by facsimile or portable document format (PDF) transmission or other electronic transmission shall constitute effective delivery of those signature pages, and such shall be deemed, and may be used in lieu of, the original signature pages for all purposes.

9.7   Binding Agreement. Except as stated in this Agreement, every provision of this Agreement shall bind and benefit the Members and their respective successors and assigns.

9.8   Further Assurances. Each Member shall perform all further acts and execute and deliver any documents that may be necessary to carry out the provisions of this Agreement.

9.9   Waiver of Partition. Each Member waives any right that it may have to maintain any action for partition with respect to the assets of the Company.

9.10   Entire Agreement; Amendments. This Agreement and the Articles constitute the entire agreement among the parties with respect to the affairs of the Company and the conduct of its business and supersede all prior and/or contemporaneous agreements and understandings regarding the operation, management, ownership, governance, business, and affairs of the Company, whether oral or written (including, without limitation, the Prior Agreement). Neither this Agreement nor the Articles may be amended except by a written amendment that receives the approval of the Voting Members, by Majority Vote; provided, however, this Agreement may be amended from time to time by the Manager to reflect the admission of Members and the transfers of Interests, to reflect address changes, to correct typographical or clerical errors, or to bring this Agreement into compliance with federal or state tax laws or regulations, all without the necessity of obtaining the vote of the Members, in which case a copy of that amendment shall promptly be sent to each Member. Notwithstanding the foregoing provisions of this Section 9.10, this Agreement may not be amended without the advance written consent of each Member adversely affected if the amendment (i) would render the Member personally liable for the debts or obligations of the Company, or (ii) would disproportionately decrease the distributions under this Agreement to such Member.

9.11   No Third-Party Beneficiaries. The provisions of this Agreement are not intended to be for the benefit of any creditor or other Person (other than the Members in their capacities as Members), and no creditor or other Person shall obtain any rights under those provisions (whether as a third-party beneficiary or otherwise) or shall by reason of any of those provisions make any claim in respect to any debt, liability, or obligation (or otherwise) including any debt, liability, or obligation with respect to Capital Contributions, against the Company or the Members.

9.12   Confidentiality. The terms and conditions of this Agreement, including the identities of all parties referred to in this Agreement, will be held by the Members in strict confidence and will not be disclosed to anyone, other than advisors, legal counsel, regulatory authorities, agents and representatives in connection with the Company, financing sources (current or prospective), derivative counterparties, accountants, prospective purchasers of the Interests held by a Member or the members or owners of a Member (and their financing sources), or prospective purchasers of Company Property, and other than disclosures required to be made by a party to enforce its rights under this Agreement or to defend any action brought against such party under this Agreement or disclosures that are required by applicable law or by

17

governmental agency or regulatory authority or in any judicial process, disclosure of information that is public, non-confidential or non-proprietary in nature, or disclosures otherwise approved by the Manager. Subject to the foregoing, none of the Members, their respective agents or representatives, shall make any news releases or other public disclosure with respect to the Company without the approval of the Voting Members, by Majority Vote. In addition, each of the Members will be furnishing to each other certain information, which is non-public, confidential or proprietary in nature. Each of the Members agrees that all such information furnished or otherwise obtained, directly or indirectly, by that party, its directors, officers, partners, employees, agents or representatives including, without limitation, attorneys, accountants, partners, experts and consultants (collectively, "Representatives"), financing sources or purchasers (to the extent permitted hereby), and all reports, analysis, compilations, data, studies or other documents prepared by that party or its Representatives containing or based, in whole or in part, on any that furnished information (collectively, the "Information") will be kept strictly confidential and will not, without the prior written consent of the other Members, be disclosed to any other Person in any manner whatsoever, in whole or in part and will not be used for any purpose other than evaluating a proposed investment in or financing of the Company; provided, however, that if any Member is advised by its counsel that it is legally obligated or required or otherwise required by governmental or regulatory authority or in connection with any judicial process to release the Information, that Member may do so after notice to and consultation with the other Members.

9.13   Dissenter Rights. The Members shall have no appraisal or dissenter rights under the Act and all appraisal or dissenter rights are eliminated pursuant to the Act to the greatest extent permissible.

9.14   Attorneys' Fees. In the event of any litigation, arbitration, or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration, or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable out-of-pocket attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute at any trial, or appellate court level.

9.15   Construction. Throughout this Agreement, the use of or reference to any gender (including the neuter) shall be deemed to include all other genders (including the neuter), and the singular and the plural, and vice versa, except to the extent context should indicate otherwise. The section headings of this Agreement are for convenience of reference only and do not form a part hereof and do not in any way modify, interpret, or construe the intentions of the parties. Prior to executing this Agreement, the undersigned Members received a copy of this Agreement and each Member has examined documents or caused documents to be examined by the Member's representative or attorney. Each Member knowingly, freely and with consideration, executes and delivers this Agreement with the intent that the Member shall be legally bound to all of its terms and conditions.

[SIGNATURE PAGE FOLLOWS]

4915-6620-0614 v.4

IN WITNESS WHEREOF, the undersigned parties have signed this Second Amended and Restated Limited Liability Company Operating Agreement as of the Effective Date.


CLASS A MEMBERS:

CUTTING EDGE INVESTMENTS, LLC,
a Florida limited liability company

By:_____
        Tammy Hobbs, Manager

MANAGER:

_____

Tammy Hobbs


EXHIBIT B

DEFINITIONS

Many of the capitalized terms that may be used in this Agreement are defined below.

"Act" means the Florida Revised Limited Liability Company Act (or any corresponding provisions of succeeding law) (Florida Statutes, Chapter 605).

"Affiliate" or "Affiliated" means with respect to any Person (a) that is a natural person, such Person's immediate family members or (b) that is an entity, any Person which, directly or indirectly through one or more intermediaries, Controls or is Controlled by or under common Control with such Person. The term "immediate family members" shall mean, with respect to any natural person, the spouse, children, grandchildren, parents, and grandparents, in each case including by adoption, of any such natural person.

"Agreement" means and refers to this Third Amended and Restated Limited Liability Company Operating Agreement and all Exhibits and Schedules (if any) referred to in this Agreement, each of which is made a part of this Agreement, as this Agreement may be amended from time to time in accordance with its terms.

"Articles" means the articles of organization required to be filed by the Company under the Act together with any amendments.

"Business Day" means each day other than a Saturday, Sunday, or any days observed by the Federal, State, or local government as legal holidays in the state of Florida.

"Capital Account" has the meaning ascribed to such term in Exhibit E.

"Capital Contribution" or "Capital Contributions" means the amount of cash or monetary equivalent contributed to the capital of the Company by each Member under this Agreement, including (without duplication) (a) the contributions of the Member made pursuant to this Agreement, (b) the amounts specified opposite each respective Member's name in Exhibit A and (c) payments made by the Member (or its Affiliates) to third-party creditors of the Company with respect to Company obligations unless and until reimbursed by the Company, but only to the extent that those payments are required to be made by the Member under this Agreement and reimbursement to the Member (including indemnity payments with respect to such payments) is not prohibited by this Agreement.

"Capital Costs" means capital expenditures made by the Company, including acquisition costs related to Company Property, due diligence expenditures, fees of consultants, engineers, architects, attorneys and other third parties incurred in connection with any such acquisition, financing costs, and principal, interest and other payments under any loans made to the Company, pursuant to this Agreement; provided, however, that Capital Costs shall not include (a) any payment or expenditure to the extent (i) the sources of funds used for that payment or expenditure are not included in subsection (a) of the definition of Cash Available for Distribution, or (ii) the payment or expenditure is paid out of any reserve account of the Company (and previously deducted as an expense), (b) any expenditure properly attributable to the liquidation of the Company, or (c) non-cash expenses such as depreciation or amortization.

"Capital Proceeds" means the sum of (a) Capital Receipts, reduced by the sum of (i) all expenditures made by the Company in connection with the sale, exchange, or other disposition, plus (ii) loan repayments made from those proceeds, plus (iii) amounts set aside as reserves therefrom which are required by a lender or otherwise Approved or required (in its sole discretion) by the Voting Members, by Majority Vote, and (b) Net Loan Proceeds, reduced by the sum of (i) any amounts required to fund the Company's (or any Subsidiary's) capital expenditures or that are otherwise approved by the Voting

4915-6620-0614 v.4

Members, by Majority Vote, to be withheld from those amounts for such purpose under this Agreement (including reserves) or required to be withheld by any loan documents, plus (ii) any and all expenses incurred by the Company (or any Subsidiary) in connection with obtaining any such loan, plus (iii) amounts used as permitted under this Agreement to repay other indebtedness of the Company; provided, however, that Capital Proceeds shall not include any amounts received by the Company incidental to the liquidation of the Company.

"Capital Receipts" means the cash proceeds received by the Company from the sale, exchange, or any other disposition of all or any portion of the Company Property.

"Cash Available for Distribution" means, with respect to any period, an amount equal to (a) Gross Proceeds minus (b) the sum of (i) Operating Costs and a retainer of funds necessary for continued operations plus (ii) Capital Costs.

"Class A Member" means any Member holding Class A Units and any transferee of a Member with respect to one or more Class A Units who is admitted to the Company as a substitute Member pursuant to the terms of this Agreement. Solely for purposes of the allocation, distribution and transfer provisions of Exhibit E and Sections 3, 4, 7, and 8 of this Agreement (and any definitions related thereto), a Member shall be deemed to include an assignee or transferee of a Member with respect to one or more Class A Units who has not been admitted to the Company as a Member pursuant to the terms of this Agreement. "Class A Members" means all such Persons.

"Class A Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, equal to (i) the number of Class A Units owned by such Member at any given time as set forth on Exhibit A, divided by (ii) to the total number of Class A Units owned by all Members as of such date, which percentage may be adjusted from time to time pursuant to the terms and subject to the conditions set forth in this Agreement. A Member's "Class A Percentage Interest" shall include its share of the capital of the Company, its share of the Profits and Losses and of other allocations of the Company under the provisions described in Exhibit D, its share of the distributions of the Company, its Capital Account, and that Member's other Economic Rights, Management Rights, and other obligations under this Agreement.

"Class A Units" means any Class A Unit held by a Member and designated as a Class A Unit on Exhibit A.

"Class B Member" means any Member holding Class B Units and any transferee of a Member with respect to one or more Class B Units who is admitted to the Company as a substitute Member pursuant to the terms of this Agreement. Solely for purposes of the allocation, distribution and transfer provisions of Exhibit E and Sections 3, 4, 7, and 8 of this Agreement (and any definitions related thereto), a Member shall be deemed to include an assignee or transferee of a Member with respect to one or more Class B Units who has not been admitted to the Company as a Member pursuant to the terms of this Agreement. "Class B Members" means all such Persons. To the greatest extent permitted under the Act, Class B Members shall solely be entitled to Economic Rights and shall have no Management Rights.

"Class B Units" means any Class B Unit held by a Member and designated as a Class B Unit on Exhibit A. To the greatest extent permitted under the Act, Class B Units shall be non-voting for all purposes, and shall have no Management Rights

"Class P Member" means any Member holding Class P Units and any transferee of a Class P Member with respect to one or more Class P Units executing this Agreement as a Class P Member, and any transferee of a Class P Member who is admitted to the Company as a substitute Class P Member pursuant to the terms of this Agreement. Solely for purposes of the allocation, distribution, and transfer provisions of Exhibit E and Sections 3, 4, 7, and 8 of this Agreement (and any definitions related thereto), a Class P Member shall be deemed to include an assignee or transferee of a Class P Member with respect

to one or more Class P Units who has not been admitted to the Company as a Class P Member pursuant to the terms of this Agreement. "Class P Members" means all such Persons. Class P Members shall be deemed to be holders of a Profits Interest in the Company and, to the greatest extent permitted under the Act, Class P Members shall solely be entitled to Economic Rights and shall have no Management Rights.

"Class P Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, equal to (i) the number of Class P Units owned by such Member at any given time as set forth on Exhibit A, divided by (ii) the total number of Class P Units owned by all Members as of such date, which percentage may be adjusted from time to time pursuant to the terms and subject to the conditions set forth in this Agreement.

"Class P Units" means any Class P Unit held by a Member and designated as a Class P Unit on Exhibit A. Class P Units are intended to constitute Profits Interests in the Company and, to the greatest extent permitted under the Act, Class P Units shall be non-voting for all purposes, and shall have no Management Rights.

"Code" is defined in Exhibit D.

"Company" is defined in the introductory paragraph of this Agreement.

"Company Property" means all assets of the Company.

"Control" when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct, without the consent of any other Person required, or cause the direction of the management or policies of that Person, whether through ownership of voting securities or other ownership interests, by contract or otherwise; provided, however, that, without limiting the generality of the foregoing, (a) any Person which owns, directly or indirectly through one or more intermediaries, securities representing twenty-five (25%) percent or more of the value or ordinary voting power or twenty-Five (25%) percent or more of the Company or other ownership interests (based upon value or vote) of any other Person is deemed to Control that Company or other Person, (b) a member-manager of a limited liability company shall always be deemed to Control any limited liability company of which it is a member, (c) a general partner of a partnership shall always be deemed to Control that partnership and (d) no Person shall be deemed to be an Affiliate of a Member solely by virtue of its status as a limited partner or other non-controlling investor in a commingled pooled investment fund Controlled by such Member.

"Covered Person" is defined in Section 5.5.

"Damages" is defined in Section 5.4(a).

"Economic Rights" shall mean a Person's rights to receive allocations of Profits and Losses, distributions, and a return of capital as provided in this Agreement or, to the extent not inconsistent therewith, under the Act. Economic Rights shall not include any Management Rights, including without limitation, any right to information (except to the extent otherwise expressly provided in this Agreement or to the extent required under the Act), to an accounting of the affairs of the Company, to inspect the books or records of the Company, to receive notice of any meetings of the Members, or to vote on, consent to, approve of, or otherwise participate in any decision of the Members. To the extent a Person's Economic Rights, or those Persons holding Economic Rights, change, then such changes shall be reflected in the Company's books and records without the requirement of amending this Agreement.

"Fiscal Year" means the annual accounting period of the Company, which shall be the calendar year.

"Governmental Authority" means any court, board, agency, commission, office or authority of any nature whatsoever or any governmental unit (federal, state, commonwealth, county, district, municipal, city, or otherwise) whether now or hereafter in existence.

"Gross Proceeds" means all cash receipts of the Company from all sources (including Capital Proceeds, payments of interest, rental receipts, borrowings, proceeds from rental or business interruption insurance, the release of cash reserves previously established (except to the extent those reserves must be applied for other specified purposes), concessions, expense reimbursements, condemnation, or casualty proceeds related to the condemnation of or casualty loss with regard to all or any portion of the assets of the Company or any Subsidiary (including any and all insurance awards with regard thereto).

"Interest" or "interest" with respect to any Member shall mean his, her, or its ownership interest in the Company, whether as a Class A Member, a Class P Member, or otherwise.

"Loss" is defined in Exhibit D.

"Majority Vote" means the vote of the Voting Members owning, in the aggregate, more than fifty (50%) percent of the Voting Units.

"Management Rights" means the rights, if any, of a Member to participate in the management of the Company, including the rights to receive information, to inspect and audit the books and records of the Company, to receive notice of any meetings of the Members, and to vote on, consent to, approve of, or otherwise participate in any decision of the Members and/or actions of the Company.

"Manager" or "Managers" means the Person or Persons then serving the Company as a manager.

"Members" means, collectively or individually, the original parties to this Agreement, each in its capacity as a Member (whether as a Class A Member, Class B Member. a Class P Member, or any combination of them), and any successor in its capacity as a Member in the Company admitted to the Company as a Member under this Agreement, and any other Person admitted as a Member under this Agreement, for so long as such Person is a Member under the terms of this Agreement. Notwithstanding the foregoing, any reference in this Agreement to any action which requires the vote or approval (and any variation of the same) of the Members shall solely be in reference to the Voting Members.

"Net Loan Proceeds" means the sum of (a) the net cash proceeds received in connection with obtaining any loan plus (b) any amount released to the obligor under the loan from cash escrow or reserve accounts established under any loan.

"Operating Costs" means, as determined by the Voting Members, by Majority Vote, with respect to a period, the sum of (a) all cash expenditures of the Company (except to the extent constituting Capital Costs or a reduction in computing Capital Proceeds for that period) made in respect of that period for current costs and expenses of the Company, including: payments due under any loan; accounting, legal and auditing fees; taxes payable by the Company; public or private utility charges; sales, use, payroll taxes and withholding taxes related thereto; all allocable expenditures which are treated as capital expenditures (as distinguished from current expense deductions); and all other operating costs and expenses actually paid by the Company with respect to Company Property or the Company's business generally paid or reimbursed to Members (but in no event shall any such costs or expenses or reimbursements include Overhead Costs), plus (b) such reserves established from time to time in respect of such period for Company expenditures (except to the extent constituting Capital Costs or a reduction in computing Capital Proceeds for such period); provided, however, that Operating Costs shall not include (i) any payment or expenditure to the extent (A) the sources of funds used for such payment or expenditure are not included in the subsection (a)

4915-6620-0614 v.4

of the definition of Cash Available for Distribution, or (B) such payment or expenditure is paid out of any reserve account of the Company (and previously deducted as an expense), (ii) any expenditure properly attributable to the liquidation of the Company, or (iii) non-cash expenses such as depreciation or amortization.

"Overhead Costs" means, as determined by the Voting Members, by Majority Vote, costs or expenses of a Person for entertainment, publicity, fund-raising, office space, information technology, or other similar matters that are generally considered to be corporate overhead.

"Participation Threshold" means the limitation on the distribution entitlements of each Class P Member with respect to the Class P Units held by such Class P Member as set forth in each Class P Member's respective Grant Agreement, establishing a threshold amount of distributions that must be made with respect to all or one or more specified classes, groups, or series of Units outstanding immediately prior to the issuance of Class P Units before such Class P Units may receive any distributions.

"Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, equal to (i) the number of Units, of all classes, owned by such Member at any given time as set forth in Exhibit A hereto, divided by (ii) the total number of Units, of all classes, owned by all Members as of such date, which percentage may be adjusted from time to time in accordance with the terms and conditions set forth in this Agreement.

"Person" means any natural person, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business or statutory trust, joint-stock company, cooperative, association, or other firm or any governmental or political subdivision or agency, department or instrumentality thereof.

"Profit" is defined in Exhibit D.

"Profits Interest" means an interest in the Company within the meaning of Treasury Regulations Section 1.721-1(b)(1) and Revenue Procedure 93-27, as clarified by Revenue Procedure 2001-43, for federal income tax purposes (or pursuant to any subsequent authority). Any Member granted Class P Units shall, with respect to such Class P Units, (a) solely be entitled to all Economic Rights granted to Class P Units under this Agreement, but (b) not be entitled to any Management Rights (except to the extent otherwise expressly provided in this Agreement).

"Representatives" is defined in Section 9.12.

"Securities Act" shall mean, collectively, the Securities Act of 1933 and the Securities Exchange Act of 1934, as either may be amended from time to time, and including any and all successor legislation thereto and any rules and regulations promulgated thereunder.

"Subsidiary" means any entity directly or indirectly wholly-owned and Controlled by the Company.

"Tax Representative" is defined in Exhibit D.

"Transfer" means (a) the issuance, transfer, sale, gift, grant, conveyance, assignment, encumbrance, exchange, mortgage, pledge, hypothecation, or redemption of any equity interest in the Company or in any Person holding a direct or indirect interest in the Company, or the merger or consolidation of any that Person into or with another Person and (b) the execution and delivery by the Company or any Person holding a direct or indirect interest in the Company of a contract of sale, option, or other agreement providing for any of the foregoing.

"Unreturned Capital Contributions" means, with respect to each Class A Member and each Class B Member, as of any date, the amount equal to the balance as of such date of an account which shall be maintained and calculated for such Class A Member and Class B Member as follows: (i) all amounts contributed to the Company as a Capital Contribution by such Class A Member or Class B Member shall be added to such Member's Unreturned Capital Contribution balance, as and when made; and (ii) all distributions of Cash Available for Distribution made to such Class A Member or Class B Member (if applicable) pursuant to Section 4.2(a), which are attributable to such Member's Unreturned Capital Contribution, shall be deducted from the balance of such account, as and when made.

"Voting Members" shall mean the Members holding the Voting Units. Each Voting Member shall be entitled to one (1) vote for each Voting Unit held by such Voting Member.

"Voting Units" shall mean all of the then currently issued and outstanding Class A Units.

4915-6620-0614 v.4

EXHIBIT C

REPRESENTATIONS, WARRANTIES, AND COVENANTS

1.   Each Member represents and warrants to, and covenants with, each other Member as follows as of the Effective Date:

(a)   The Member has the requisite legal capacity, to execute and deliver this Agreement and to conduct its business to the extent contemplated in this Agreement.

(b)   This Agreement has been duly executed and delivered by the Member and this Agreement is enforceable in accordance with its terms against the Member.

(c)   The execution and delivery of this Agreement by the Member and the performance of its duties and obligations this Agreement do not result in a breach of any of the terms, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, credit agreement, note, or other evidence of indebtedness, or any lease or other agreement, or any license, permit, franchise, or certificate that the Member is a party or by which it is bound or to which its properties are subject or require any authorization or approval under any of the foregoing, or violate any statute, regulation, law, order, writ, injunction, judgment, or decree to which the Member is subject.

(d)   The Member is not aware of any facts pertaining to the Member that would cause the Member or the Company to be unable to discharge timely the obligations of the Member under this Agreement or the obligations of the Company under any agreement to which the Company is a party.

(e)   To the knowledge of the Member, no consent, approval, or authorization of, or filing, registration or qualification with, any court or Governmental Authority on the part of the Member is required for the execution and delivery of this Agreement by the Member and the performance of its obligations and duties hereunder.

(f)   The Member is acquiring its Interest in the Company for investment purposes.

(g)   The Member is sophisticated in matters related to the purposes of the Company, debt and equity transactions and securities transactions.

(h)   The Member has consulted with independent counsel of its choice.

(i)   The Member acknowledges and agrees that Transfers of the Member's Interest are not permitted except as set forth in this Agreement.

(j)   The Member is not relying upon any other Members, nor any Affiliate or advisor of the other Members, in connection with any of the matters referred to in this Agreement, including any projections, information, due diligence, representations, statements, or other matters concerning the Company.

(k)   The Member acknowledges and agrees that the federal, state, and local tax liability of the Member with respect to the taxable income and gain allocated to the Member under this Agreement for any year may exceed the cash distributions from the Company to the Member and the Member may have to look to sources other than distributions from the Company to pay that tax. Each Member further represents that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by any other Member, the Managers, or the Company as to any tax consequences.

(l)   The Member acknowledges and agrees that the Member's Interest may be purchased by another Member or the Company in certain circumstances described in this Agreement.

(m)   The Member acknowledges and agrees that the Company and its Members are relying on the accuracy of the representations set forth in this <u>Exhibit D</u> in entering into this Agreement without requiring that the Interests in the Company be registered under federal or state securities laws.

(n)   The Member represents to the other Members and the Company that it has not engaged any brokers, consultants, lenders, finders, investment bankers, or other financiers in connection with the formation of the Company or its investment in the Company.

(o)   The Member acknowledges and agrees that (i) the offering and sale of the Interests have not been and will not be registered under the Securities Act, or any applicable state law or the applicable laws of any other jurisdiction, and are being made in reliance upon U.S. federal and state exemptions for transactions not involving a public offering. The Member represents and warrants that it is an "accredited investor" (as defined in Regulation D promulgated under the Securities Act). Each Member shall not take any action that could have an adverse effect on the availability of the exemption from registration provided by Regulation D promulgated under the Securities Act.

(p)   Each Member acknowledges and agrees that it will promptly notify the other Member of any pending or threatened action, suit, claim, investigation, or proceeding of which it becomes aware, whether legal or administrative or in mediation or arbitration, at law, or in equity against or relating to the Member or the Company.

(q)   The Member is not funding its Capital Contribution, and will not fund any additional Capital Contribution, with assets that are subject to ERISA, Section 4975 of the IRS Code or any federal, state, local, or non-U.S. law that is substantially similar to ERISA or Section 4975 of the Code.

(r)   The Member is not a foreign partnership, foreign limited liability company, foreign trust or foreign estate (as those terms are defined in Code Section 1445 and the Treasury Regulations). Each Member understands that the other Members intend to rely on the foregoing representations in connection with the United States Foreign Investment in Real Property Tax Act (94 Stat. 2682 as amended), and each Member understands that this certification may be disclosed to the Internal Revenue Service by the other Members.

(s)   The Member is in compliance with the requirements of Executive Order No. 133224.66 Fed. Reg. 49079 (Sept. 25, 2001) (the "<u>Order</u>") and other similar requirements contained in the rules and regulations of the Office of Foreign Assets Control, Department of the Treasury ("<u>OFAC</u>") and in any enabling legislation or other Executive Orders or regulations in respect thereof (the Order and such other rules, regulations, legislation or orders are collectively called the "<u>Orders</u>"). Further, the Member covenants and agrees to make its policies, procedures and practices regarding compliance with the Orders, if any, available to the other Members for their review and inspection during normal business hours and upon reasonable prior notice.

(t)   The Member is not:

(i)   listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to the Order and/or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Orders (such lists are collectively referred to as the "<u>Lists</u>");

(ii)   a Person who has been determined by competent authority to be subject to the prohibitions contained in the Orders; or

          (iii)   owned or controlled by, or acts for or on behalf of, any Person on the Lists or any other Person who has been determined by competent authority to be subject to the prohibitions contained in the Orders.

Each Member hereby covenants and agrees that if such Member obtains knowledge that it has become listed on the Lists or is indicted, arraigned or custodially detained on charges involving money laundering or predicate crimes to money laundering, such Member shall immediately notify the Company and the other Members in writing.

EXHIBIT D

CERTAIN TAX AND ACCOUNTING MATTERS

ARTICLE I
DEFINITIONS

Capitalized terms used in this <u>Exhibit D</u> shall have the meanings given below or in the respective Sections of this <u>Exhibit D</u> referred to below, except as otherwise expressly indicated or limited by the context in which they appear in this <u>Exhibit D</u>. Capitalized terms that are not defined in this <u>Exhibit D</u> shall have the meanings given in the Third Amended and Restated Limited Liability Company Operating Agreement to which this <u>Exhibit D</u> is attached (the "<u>Agreement</u>"). Accounting terms used but not otherwise defined shall have the meanings given to them under generally accepted accounting principles.

Section 1.1   "<u>Adjusted Capital Account Deficit</u>" means, with respect to any Member, the negative balance, if any, in the Member's Capital Account as of the end of the relevant Allocation Year.

Section 1.2   "<u>Allocation Year</u>" means the relevant Fiscal Year or any portion of the Fiscal Year for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction.

Section 1.3   "<u>Capital Account</u>" has the meaning given in <u>Section 2.1</u>.

Section 1.4   "<u>Capital Contribution</u>" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Interests in the Company held by the Member.

Section 1.5   "<u>Code</u>" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provisions of succeeding law, and, to the extent applicable, any Treasury Regulations.

Section 1.6   "<u>Company's Accountants</u>" means any accountant or accounting firm approved by the Tax Representative.

Section 1.7   "<u>Company Minimum Gain</u>" has the meaning given to the term "partnership minimum gain" in Treasury Regulations Sections 1.704-2(b)(2).

Section 1.8   "<u>Depreciation</u>" means, for each Allocation Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for that Allocation Year for federal income tax purposes.

Section 1.9   "<u>Economic Risk of Loss</u>" has the meaning set forth in Treasury Regulations Section 1.752-2(a).

Section 1.10   "<u>Fiscal Year</u>" means the taxable year of the Company as determined pursuant to <u>Section 4.2</u>.

Section 1.11   "<u>Gross Asset Value</u>" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of that asset, as determined by the Tax Representative.

(b)   the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of that asset on the date of distribution as determined by the Tax Representative; and

(c)   the Gross Asset Value shall thereafter be adjusted by Depreciation taken into account with respect to the asset for purposes of computing Profits and Losses.

Section 1.12   "Issuance Items" has the meaning set forth in Section 3.4(h).

Section 1.13   "Losses" has the meaning set forth in Section 2.2.

Section 1.14   "Profits" has the meaning set forth in Section 2.2.

Section 1.15   "Schedule K-1" has the meaning set forth in Section 4.3(a).

Section 1.16   "Tax Claim" has the meaning set forth in Section 8.2.

Section 1.17   "Tax Representative" has the meaning set forth in Article VII.

Section 1.18   "Treasury Regulations" means the federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, as those Treasury Regulations may be amended from time to time (all references to specific sections of the Treasury Regulations shall also to refer to any corresponding provisions of succeeding Treasury Regulations).

ARTICLE II
CAPITAL ACCOUNTS

Section 2.1   General. "Capital Account" means, with respect to any Member, the Capital Account established and maintained for the Member in accordance with the following provisions:

(a)   to each Member's Capital Account there shall be credited the Member's Capital Contributions, the Member's distributive share of Profits allocated pursuant to Section 3.1, any items in the nature of income or gain which are specially allocated to the Member pursuant to Section 3.4, and the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to the Member;

(b)   to each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to the Member pursuant to any provision of the Agreement, the Member's distributive share of Losses allocated pursuant to Section 3.2, any items in the nature of expenses or losses which are specially allocated to the Member pursuant to Section 3.4, and the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by the Member to the Company;

(c)   if all or a portion of a Member's Interest in the Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest; and

Section 2.2   Profits and Losses. "Profits" and "Losses" means, for purposes of computing the amount of Profits or Losses to be reflected in the Members' Capital Accounts, for each Allocation Year, an amount equal to the Company's taxable income or loss for the Allocation Year, computed with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be added to the taxable income or loss;

(b)   if the Gross Asset Value of any Company asset is adjusted, the amount of that adjustment shall be taken into account as gain or loss from the disposition of that asset for purposes of computing Profits or Losses;

(c)   Gain or Loss resulting from a sale or other disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of;

(d)   notwithstanding any other provision of this Section 2.2, any items specially allocated pursuant to Section 3.4 shall not be taken into account in computing Profits and Losses.

Section 2.3   No Liability for Capital. No Member shall have any liability for the return of the Capital Contribution of any other Member.

ARTICLE III
ALLOCATION OF PROFITS, LOSSES AND DEDUCTIONS FOR BOOK AND TAX PURPOSES

Section 3.1   Allocations of Profits. After giving effect to the special allocations set forth in Section 3.4, Profits for each Allocation Year shall be allocated to the Members as follows:

(a)   First, to each Member who received prior allocations of Losses under Sections 3.2(a) and (b) and in that order, in proportion to those prior allocations of Losses.

(b)   Next, to the Members in accordance with their Percentage Interests.

Section 3.2   Allocations of Losses. After giving effect to the special allocations set forth in Section 3.4, Losses for each Allocation Year shall be allocated to the Members as follows:

(a)   First, to the Members with positive Capital Account balances in proportion to those balances until no Member has a positive Capital Account balance.

(b)   Next, to the Members in accordance with their Percentage Interests.

Section 3.3   General Limitation. Notwithstanding anything to the contrary contained in this Article III, no allocation shall be made to a Member which would cause the Member to have an Adjusted Capital Account Deficit. If the limitation contained in the preceding sentence would apply to cause an item of loss or deduction to be unavailable for allocation to all Members, then the item of loss or deduction shall be allocated between or among those Members who do not have an Adjusted Capital Account Deficit in accordance with the Members' Percentage Interests at the time.

Section 3.4   Special Allocations. The following special allocations shall be made in the following order:

(a)   Company Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article III, if there is a net decrease in Company Minimum Gain during any Allocation Year, each Member shall be specially allocated items of Company income and gain for the Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to the Member's share of the net decrease in Company Minimum Gain.

(b) <u>Member Nonrecourse Debt Minimum Gain Chargeback</u>. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this <u>Article III</u>, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Allocation Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, shall be specially allocated items of Company income and gain for the Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to the Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt. This <u>Section 3.4(b)</u> is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) <u>Qualified Income Offset</u>. In the event any Member unexpectedly receives any adjustments, allocations, or distributions, items of Company income and gain shall be specially allocated to each Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of the Member as quickly as possible.

(d) <u>Gross Income Allocation</u>. In the event any Member has a deficit Capital Account at the end of any Allocation Year that is in excess of the sum of (i) the amount the Member is obligated to restore pursuant to any provision of this Agreement, the Member shall be specially allocated items of Company income and gain in the amount of that excess as quickly as possible; provided that an allocation pursuant to this <u>Section 3.4(d)</u> shall be made only if and to the extent that the Member would have a deficit Capital Account in excess of that sum after all other allocations provided for in this <u>Article III</u>.

(e) <u>Nonrecourse Deductions</u>. Nonrecourse Deductions for any Allocation Year shall be specially allocated to Members in proportion to their respective Percentage Interests.

(f) <u>Member Nonrecourse Deductions</u>. Any Member Nonrecourse Deductions for any Allocation Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable.

(g) <u>Allocations Relating to Taxable Issuance of Company Interests</u>. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an Interest by the Company to a Member (the "<u>Issuance Items</u>") shall be allocated among the Members so that, to the extent possible, the net amount of the Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to the Member if the Issuance Items had not been realized.

Section 3.5   <u>Other Allocation Rules</u>.

(a) Profits, Losses, and any other items of income, gain, loss, or deduction shall be allocated to the Members pursuant to this <u>Article III</u> as of the last day of each Allocation Year, provided that Profits, Losses, and the other items shall also be allocated at the times as the Gross Asset Values of Company property are adjusted pursuant to the definition of Gross Asset Value.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any other items shall be determined on a daily, monthly, or other basis, as determined by the Tax Representative.

(c) The Members are aware of the income tax consequences of the allocations made by this <u>Article III</u> and hereby agree to be bound by the provisions of this <u>Article III</u> in reporting their shares of Company income and loss for income tax purposes, except to the extent otherwise required by law.

Section 3.6   <u>Tax Allocations; Code Section 704(c)</u>. Except as otherwise provided in this <u>Section 3.6</u>, each item of income, gain, loss, and deduction of the Company for federal income tax purposes

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shall be allocated among the Members in the same manner as those items are allocated for book purposes under this Article III. All items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the Allocation Year.

ARTICLE IV
CERTAIN TAX AND ACCOUNTING MATTERS

Section 4.1   Accounting Method. Except as required by law, the Company may use any reasonable method of accounting, as determined by the Voting Members, by Majority Vote, for both tax and financial reporting purposes.

Section 4.2   Taxable Year. Except as otherwise determined by the Tax Representative or as otherwise required by law, the taxable year of the Company shall end on the 31st day of December of each year.

Section 4.3   Tax Reporting.

(a)   The Tax Representative shall cause the Company's Accountants to prepare and deliver to each Member a Schedule K-1 reflecting each Member's allocable share of all income, gain, loss, deductions, allowances, or credits of the Company for each Fiscal Year promptly following the Tax Representative's approval of the Schedule K-1. The Tax Representative shall use commercially reasonable efforts to promptly provide any other information reasonably requested by any Member for purposes of the Member's tax reporting.

(b)   The Tax Representative shall, and shall cause the Company's Accountants to, use commercially reasonable efforts to file any income tax returns in respect of a Fiscal Year on a timely basis.

(c)   Any documents provided or actions undertaken by the Company, the Managers, the Company's Accountants or the Tax Representative pursuant to this Section 4.3 shall be at the Company's expense.

(d)   The Tax Representative is authorized to make all decisions relating to all elections for federal, state, and local tax purposes.

Section 4.4   Withholding. The Company is hereby authorized and directed by each Member to withhold from distributions or other amounts payable to the Member the amount or amounts as shall be required by the Code, the Treasury Regulations and/or applicable provisions of state, local, or foreign tax law with respect to any payment or distribution, and to remit that amount or amounts to the Internal Revenue Service and/or other applicable state, local, or foreign taxing authority at the time or times as may from time to time be required by the relevant taxing authority.

Section 4.5   Company Status. It is the intention of all of the Members that the Company shall be classified as a partnership for federal income tax purposes. No Member shall take any position or action inconsistent with the classification of the Company as a partnership for federal income tax purposes.

ARTICLE V
LIQUIDATING DISTRIBUTIONS; DEFICIT FUNDING OBLIGATION

Section 5.1   Liquidating Distributions. Notwithstanding anything to the contrary contained in the Agreement or in this Exhibit D, in the event the Company is "liquidated", liquidating distributions shall be made to the Members in accordance with Article 8 of the Agreement.

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Section 5.2   No Deficit Restoration. Notwithstanding anything to the contrary contained in this Exhibit D or in the Agreement, no Member having a negative balance in its Capital Account shall have any obligation to the Company or to any other Member to restore its Capital Account to zero.

ARTICLE VI
ADMISSION OF NEW MEMBER OR TRANSFER OF MEMBER'S INTEREST

Section 6.1   Transferred Interests. In the event of the admission of a new Member into the Company or a valid transfer of all or part of a Member's Interest in the Company pursuant to Section 7 of the Agreement, items of income, deduction, gain, loss, and/or credit of the Company shall be divided and allocated by taking into account the varying Interests of the Members in the Company during the Allocation Year in accordance with Code Section 706, using any method and/or convention permitted by applicable law and selected by the Tax Representative.

Section 6.2   Information. The transferor and transferee of an Interest in the Company in accordance with Section 7 of the Agreement shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Interests transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Interest until it has received that information.

ARTICLE VII
TAX REPRESENTATIVE

Cutting Edge Investments, LLC shall be the Company's designated "partnership representative" within the meaning of Code Section 6223 (the "Tax Representative") with authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state and local income tax laws; provided, however, that the Members shall have the right to participate in and approve any such administrative or judicial proceedings. If any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Tax Representative shall promptly notify the Members upon the receipt of a notice of final partnership adjustment, and shall determine whether to file a petition in Tax Court, cause the Company to pay the amount of any adjustment under the Code Section 6225, or make the election under Code 6226. If any "partnership adjustment" (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Tax Representative has not caused the Company to make the election under Code Section 6226, then (i) the Members shall take such actions and provide such information as requested by the Tax Representative, including filing amended tax returns and paying any tax due in accordance with Code Section 6225 (c)(2); (ii) the Tax Representative shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5); and (iii) any "imputed underpayment" (as determined in accordance with Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such a manner as may be necessary (as determined by the Tax Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their Interests on the Company for the reviewed year. If any subsidiary of the Company (i) pays any partnership adjustment under Code Section 6225; (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on the subsidiary, or (iii) makes an election under Code Section 6226, the Tax Representative shall cause the Company to make the administrative adjustment request provided for in Code Section 6227 consistent with the principles and limitations set forth in this Agreement for partnership adjustments of the Company, and the Members shall take such actions reasonably requested by the Tax Representative in furtherance of such administrative adjustment request. Without limiting the foregoing provisions of this Article VII, each Member acknowledges, understands, and agrees that in the

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event it is determined by the Tax Representative that any K-1 previously provided by the Company needs to be adjusted, the Company shall issue such adjusted Form K-1s to the person(s) who were Member(s) during any year requiring adjustment and if there is an underpayment resulting from a tax audit of the Company, then (x) such Member(s) shall be obligated to take their share of any adjustments into account on their individual returns in the adjustment year, together with interest and penalties applicable thereto, and such Member(s) hereby indemnify the Company and the other Members of the Company to the extent they fail to do so, and (y) the Company shall have the right to recover damages suffered by the Company or its other Members for any Member's failure to comply with this Article VII and the Company may, in addition to its other remedies available against such Member(s) who breach their obligations under this Article VII, withhold from any distribution to the Member(s) who have not timely complied with the provisions of this Article VII and provided evidence to the Company of such compliance. The obligations of each Member or former Member under this Article VII shall survive the transfer by such Member of its Interests in the Company (or the redemption of such Interests) and the termination of this Agreement or the dissolution of the Company.

ARTICLE VIII
TAX ADMINISTRATION AND TAX CLAIMS

Section 8.1   Tax Administration. The Tax Representative shall, and shall cause any party retained by the Company to, undertake at the Company's expense, activities in respect of tax matters relating to the Company.

Section 8.2   Tax Claims. The Tax Representative will use commercially reasonable efforts to keep the Members advised as to the status of tax audits and litigation involving any taxes that could give rise to a liability of Company and/or its Members (a "Tax Claim"). The Tax Representative will have full discretion in handling any tax controversy, provided that the Tax Representative shall not settle any Tax Claim that could disproportionately adversely affect a Member without such Member's consent, such consent not to be unreasonably withheld and such consent or refusal to be delivered within ten (10) days of the Tax Representative's communication to such Member regarding any such matters.

EXHIBIT E

OFFICERS

Officer Name	Title
Tammy Hobbs	Manager and CEO
Jerry Whitlock	President